Exhibit 4.17

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

dated as of

May 17, 2016

among

INCONTACT, INC.,

NICE-SYSTEMS LTD.

and

VICTORY MERGER SUB INC.

i

ii

SCHEDULES
Company Disclosure Schedule

iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of May 17, 2016 among inContact, Inc., a Delaware corporation (the “Company”), NICE-Systems Ltd., a company organized under the laws of the State of Israel (“Parent”), and Victory Merger Sub Inc., a Delaware corporation and a wholly owned indirect subsidiary of Parent (“Merger Subsidiary”).

W I T N E S S E T H :

WHEREAS, on the terms and subject to the conditions set forth herein, Parent will acquire the Company by means of a merger of Merger Subsidiary with and into the Company in accordance with Delaware Law, with the Company surviving the Merger as a wholly owned indirect subsidiary of Parent;

WHEREAS, the Board of Directors of the Company has, upon the terms and subject to the conditions set forth herein, unanimously (i) determined that the Merger and the other transactions contemplated by this Agreement are fair to and in the best interests of the Company and its stockholders, (ii) approved and declared advisable this Agreement, the Merger and the other transactions contemplated hereby in accordance with Delaware Law and (iii) subject to the terms and conditions of this Agreement, resolved to recommend that the Company’s stockholders approve and adopt this Agreement; and

WHEREAS, the respective Boards of Directors of Parent and Merger Sub have, upon the terms and subject to the conditions set forth herein, (i) determined that the Merger and the other transactions contemplated by this Agreement are fair to and in the best interests of Parent and Merger Sub and their respective stockholders and (ii) approved and declared advisable this Agreement, the Merger and the other transactions contemplated hereby;

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE 1
definitions

Section 1.01     Definitions. (a)  As used herein, the following terms have the following meanings:

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry relating to, or any Third Party indication of interest in, (i) any acquisition or purchase, direct or indirect, of (A) 25% or more of the consolidated assets of the Company and its Subsidiaries or (B) 25% or more of any class of equity or voting securities of the Company, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such Third Party beneficially owning 25% or more of any class of equity or voting securities of the Company or (iii) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of the Company.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person; provided, however, that the Persons set forth on Section 1.01(a) of the Company Disclosure Schedule shall not be considered “Affiliates” of the Company or any of its Subsidiaries.

“Applicable Law” means, with respect to any Person, any federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.

“Business Day” means a day, other than Friday, Saturday, Sunday or other day on which commercial banks in New York, New York or Tel Aviv, Israel are authorized or required by Applicable Law to be closed.

“CFIUS” means the Committee on Foreign Investment in the United States, or any member agency thereof acting in its capacity as a CFIUS member agency.

“CFIUS Approval” means (i) a written notice issued by CFIUS that it has concluded a review or investigation of the notification voluntarily provided pursuant to the DPA with respect to the transactions contemplated by this Agreement and has terminated all action under Section 721 of the DPA or (ii) if CFIUS has sent a report to the President of the United States requesting the President’s decision, then (A) the President has announced a decision not to take any action to suspend or prohibit the transactions contemplated by this Agreement or (B) having received a report from CFIUS requesting the President’s decision, the President has not taken any action after 15 days from the date the President received such report from CFIUS.

“Code” means the Internal Revenue Code of 1986.

“Collective Bargaining Agreement” means any agreement, memorandum of understanding or other contractual obligation between the Company or any of its Subsidiaries and any labor organization or other authorized employee representative representing Service Providers.

“Company Balance Sheet” means the consolidated balance sheet of the Company as of March 31, 2016 and the footnotes thereto set forth in the Company 10-K.

“Company Balance Sheet Date” means March 31, 2016.

“Company Disclosure Schedule” means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by the Company to Parent and Merger Subsidiary.

“Company Notes” means the 2.50% Convertible Senior Notes due 2022 issued by the Company pursuant to the Company Notes Indenture.

“Company Notes Indenture” means the Indenture, dated as of March 30, 2015, between the Company, as Issuer, and Wells Fargo Bank, National Association, as Trustee.

“Company Restricted Stock” means a share of the common stock, $0.0001 par value, of the Company subject to forfeiture restrictions granted under any Company Stock Plan.

“Company Revolving Credit Facility” means the Revolving Credit Loan Agreement between the Company and Zions First National Bank, dated July 16, 2009, as amended.

“Company RSU” means a restricted stock unit in respect of one or more shares of Company Stock granted under any Company Stock Plan.

“Company Stock” means the common stock, $0.0001 par value, of the Company, other than shares of Company Restricted Stock.

“Company Stock Option” means an option to purchase one or more shares of Company Stock granted under any Company Stock Plan.

“Company Stock Plans” means, collectively, (i) the Long-Term Stock Incentive Plan, as amended through October 4, 2000, (ii) the 2008 Equity Incentive Plan, as amended through June 10, 2015, and (iii) the Inducement Stock Option Agreement set forth on Section 1.01(a)(i) of the Company Disclosure Schedule.

“Company 10-K” means the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2015.

“Contract” means any legally binding contract, agreement, arrangement or understanding, whether written or oral.

“Debt Commitment Letters” means one or more commitment letters entered into by Parent or any of its Subsidiaries with certain financial institutions with respect to certain debt facilities, the proceeds of which, among other uses, will be used by Parent to fund all or a portion of the Merger Consideration.

“Debt Financing Parties” means, in its capacity as such, any lender providing a commitment pursuant to any Debt Commitment Letter and any Affiliate of any such lender.

“Delaware Law” means the General Corporation Law of the State of Delaware.

“Department of Labor” means the United Stated Department of Labor.

“DPA” means Section 721 of the Defense Production Act of 1950, including the implementing regulations thereof codified at 31 C.F.R. Part 800.

“Employee Plan” means any (i) “employee benefit plan” as defined in Section 3(3) of ERISA, (ii) compensation, employment, consulting, severance, termination protection, change in control, transaction bonus, retention or similar plan, agreement, arrangement, program or policy or (iii) other plan, agreement, arrangement, program or policy providing for compensation, bonuses, profit-sharing, equity or equity-based compensation or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangement), medical, dental, vision, prescription or fringe benefits, life insurance, relocation or expatriate benefits, perquisites, disability or sick leave benefits, employee assistance program, supplemental unemployment benefits or post-employment or retirement benefits (including compensation, pension, health, medical or insurance benefits), in each case whether or not written (x) that is sponsored, maintained, administered, contributed to or entered into by the Company or any of its Affiliates for the current or future benefit of any current or former Service Provider or (y) for which the Company or any of its Subsidiaries has any direct or indirect liability. For the avoidance of doubt, a Collective Bargaining Agreement shall constitute an agreement for purposes of clauses (ii) and (iii).

“Environmental Laws” means any Applicable Laws or any agreement with any Governmental Authority or other Third Party, relating to human health and safety, the environment or to Hazardous Substances.

“Environmental Permits” means all permits, licenses, franchises, certificates, approvals and other similar authorizations of Governmental Authorities relating to or required by Environmental Laws and affecting, or relating to, the business of the Company or any of its Subsidiaries as currently conducted.

“Equity Award Exchange Ratio” means the quotient obtained by dividing (i) the Merger Consideration by (ii) the average, rounded to the nearest one ten-thousandth, of the closing sale prices of Parent ADSs on The NASDAQ Global Select Market for the ten full trading days ending on (and including) the trading day immediately preceding the Closing Date, rounded to the nearest one ten-thousandth.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” with respect to any entity means any other entity that, together with such first entity, would be treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.

“Exchange Act” means the Securities Exchange Act of 1934.

“FCC” means the United States Federal Communications Commission established pursuant to the Communications Act of 1934.

“GAAP” means generally accepted accounting principles in the United States.

“Government Contract” means any Contract between the Company or any of its Subsidiaries, on the one hand, and (i) a Governmental Authority, (ii) any prime contractor to a Governmental Authority in its capacity as a prime contractor or (iii) any subcontractor with respect to any agreement described in clauses (ii) or (ii) above, on the other hand.

“Governmental Authority” means any transnational, domestic or foreign federal, state or local governmental, regulatory or administrative authority, department, court, agency or official, including any political subdivision thereof.

“Hazardous Substance” means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substance, waste or material, or any substance, waste or material having any constituent elements displaying any of the foregoing characteristics, including any substance, waste or material regulated under any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Intellectual Property Rights” means any and all intellectual property or similar proprietary rights throughout the world, including any and all (i) trademarks, service marks, brand names, certification marks, trade dress, domain names and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application, (ii) inventions and discoveries, whether patentable or not, in any jurisdiction, patents, applications for patents (including divisions, continuations, provisionals, non-provisionals, continuations in part and renewal applications), and any renewals, extensions or reissues thereof, in any jurisdiction, (iii) Trade Secrets, (iv) writings and other works, whether copyrightable or not, in any jurisdiction, and any and all copyright rights, whether registered or not, and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof, (v) computer software (including source code, object code, firmware, operating systems and specifications), (vi) databases and data collections, (vii) moral rights, database rights, design rights, industrial property rights, publicity rights and privacy rights and (viii) all rights to sue or recover and retain damages and costs and attorneys’ fees for past, present and future infringement or misappropriation of any of the foregoing.

“International Plan” means any Employee Plan that is not a US Plan.

“IRS” means the Internal Revenue Service.

“IT Assets” means computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines and all other information technology equipment, and all associated documentation owned by the Company or any of its Subsidiaries or licensed or leased by the Company or any of its Subsidiaries.

“Key Employee” means an employee of the Company or any of its Subsidiaries set forth on Section 1.01(a)(iii) of the Company Disclosure Schedule.

“knowledge” means, with respect to the Company, the actual knowledge after due inquiry of the individuals set forth on Section 1.01(a)(iv) of the Company Disclosure Schedule and, with respect to Parent, the actual knowledge after due inquiry of Parent’s officers.

“Licensed Intellectual Property Rights” means any and all Intellectual Property Rights owned by a third party and licensed or sublicensed, or purported to be licensed or sublicensed, to either the Company or any Subsidiary or for which the Company or any of its Subsidiaries has obtained a covenant not to be sued.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, option, restriction, right, security interest, encumbrance or other adverse claim of any kind in respect of such property or asset.  For purposes of this Agreement, a Person shall be deemed to own subject to a Lien any property or asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.

“Marketing Period” means a period not to exceed 15 consecutive Specified Business Days commencing no later than the date that is the later of (x) the date that is 15 Specified Business Days after the date hereof and (y) the date of receipt of the delivery of the Required Financial Information; provided that (i) any such period must end on or prior to August 19, 2016, or commence on or as promptly as practicable after September 6, 2016 and (ii) each of July 1, 2016 and November 25, 2016 shall not be considered a Specified Business Day for the purposes of the Marketing Period (but, for the avoidance of doubt, such exclusion shall not restart the Marketing Period).

“Material Adverse Effect” ” means, with respect to any Person, a material adverse effect on (i) the condition (financial or otherwise), business, assets or results of operations of such Person and its Subsidiaries, taken as a whole, excluding any effect resulting from (A) changes in the financial or securities markets or general economic or political conditions in the United States not having a materially disproportionate effect on such Person and its Subsidiaries, taken as a whole, relative to other participants in the industry in which such Person and its Subsidiaries operate, (B) changes in GAAP, (C) changes (including changes of Applicable Law) or conditions generally affecting the industry in which such Person and its Subsidiaries operate and not specifically relating to or having a materially disproportionate effect on such Person and its Subsidiaries, taken as a whole, relative to other participants in the industry in which such Person and its Subsidiaries operate, (D) acts of war, sabotage or terrorism or natural disasters not having a materially disproportionate effect on such Person and its Subsidiaries, taken as a whole, relative to other participants in the industry in which such Person and its Subsidiaries  operate, (E) the announcement, pendency or consummation of the transactions contemplated by this Agreement (including any loss of, or adverse change in, the relationship of such Person or any of its Subsidiaries with its employees, customers, distributors, partners, suppliers or other business partners resulting therefrom; provided that this clause (E) shall not apply with respect to any representation or warranty, or any condition to consummation of the Merger to the extent related thereto, that by its terms addresses the consequences of the announcement or consummation of the transactions contemplated by this Agreement), (F) any failure by such Person and its Subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period (it being understood that this clause (F) shall not prevent a party from asserting that any fact, change, event, occurrence or effect that may have contributed to such failure independently constitutes or contributes to a Material Adverse Effect), (G) any actions taken by the Company at the express written request of Parent or (H) any legal proceedings made or brought by any of the current or former stockholders of the Company (on their own behalf or on behalf of the Company) against the Company or its directors for breaches of fiduciary duties or as class action claims arising out of the Merger or in connection with any other transactions contemplated by this Agreement; or (ii) such Person’s ability to consummate the transactions contemplated by this Agreement.

“Owned Intellectual Property Rights” means any and all Intellectual Property Rights owned or purported to be owned by the Company or any of its Subsidiaries.

“Parent ADSs” means the American Depositary Shares, each representing one share of Parent Stock, of Parent.

“Parent SEC Documents” means all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed with or furnished to the SEC by Parent (together with any exhibits and schedules thereto and other information incorporated therein).

“Parent Stock” means the ordinary shares, par value one New Israeli Shekel per share, of Parent.

“Permitted Lien” means  (i) Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and, if required by GAAP, for which adequate reserves have been established in the Company Balance Sheet, (ii) Liens in favor of vendors, carriers, warehousemen, repairmen, mechanics, workmen, materialmen, construction or similar statutory Liens imposed by operation of Applicable Law and arising in the ordinary course of business with respect to amounts not yet due and payable or which are being contested in good faith by appropriate proceedings and, if required by GAAP, for which adequate reserves have been established in the Company Balance Sheet and (iii) any other Liens arising in the ordinary course of business which, individually or in the aggregate, do not, and would not be reasonably expected to, materially detract from the value, or materially interfere or  impair with any present or intended use, of such property or assets.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Representatives” means, with respect to any Person, such Person’s Affiliates and such Person’s and its Affiliates’ respective directors, officers, employees, investment bankers, attorneys, accountants and other advisors or representatives.

“Repurchase Agreements” means the repurchase agreements with respect to the Company’s repurchase rights governing certain shares of Company Stock set forth on Schedule 1.01(a)(ii).

“Required Financial Information” means the financial statements referred to in Section 1.01(a) of the Company Disclosure Schedule.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

 “SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Service Provider” means any director, officer, employee of the Company or any of its Subsidiaries or any individual independent contractor directly retained by the Company or any of its Subsidiaries.

“Specified Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by applicable law to be closed.

“State and Local Authorities” means, collectively, all state utility commissions or similar state or local Governmental Authorities set forth in Section 1.01(b) of the Company Disclosure Schedule.

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at any time directly or indirectly owned by such Person.

“Team Telecom” means, collectively, the United States Departments of Defense, Justice (including the Federal Bureau of Investigation) and Homeland Security.

“Third Party” means any Person, including as defined in Section 13(d) of the Exchange Act, other than Parent or any of its Affiliates.

“Trade Secrets” means trade secrets and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any Person.

“Triggering Event” means an event that will be deemed to have occurred if: (i) the Company’s Board of Directors effects an Adverse Recommendation Change (whether or not in compliance with Section 6.03); (ii) an Acquisition Proposal has been publicly disclosed (other than by the commencement of a tender offer or exchange offer), and the Company’s Board of Directors shall have failed to publicly reaffirm the Company Board Recommendation within five Business Days after Parent’s written request therefor; (iii) a tender offer or exchange offer for securities of the Company is commenced and the Company’s Board of Directors shall have failed to recommend against acceptance by the Company’s stockholders of such tender offer or exchange offer within ten Business Days of such commencement; or (v) the Company’s Board of Directors publicly announces its intention to take any of the foregoing actions.

“US Plan” means any Employee Plan that covers Service Providers located primarily within the United States.

“WARN” means the Worker Adjustment and Retraining Notification Act and any comparable foreign, state or local law.

(b)          Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Adjusted Restricted Stock	2.04(e)
Adjusted RSU	2.04(d)
Adjusted Stock Option	2.04(b)
Adverse Recommendation Change	6.03(a)(iii)
Agreement	Preamble
Certificates	2.03(a)(i)
CFIUS Turndown	8.01(d)
Clearance Date	6.02(b)
Closing	2.01(b)
Closing Date	2.01(b)
Company	Preamble
Company Board Recommendation	4.02(b)
Company FCC Authorizations	4.21(a)
Company PUC Authorizations	4.21(a)
Company RFI Notice	6.08(c)
Company RFI Support	6.08(c)
Company RFI Support Deficiency	6.08(c)
Company SEC Documents	4.07(a)
Company Securities	4.05(b)
Company Stockholder Approval	4.02(a)
Company Stockholder Meeting	6.02(c)
Company Subsidiary Securities	4.06(b)
Confidentiality Agreement	6.03(b)(i)
Covered Employee	7.03(a)
Debt Financing	8.01(a)

Term	Section
D&O Insurance	7.02(b)
Effective Time	2.01(c)
e-mail	11.01
End Date	10.01(b)(i)
ESPP	7.03(e)
Exchange Agent	2.03(a)
Indemnification Agreements	7.02(e)
Indemnified Person	7.02(a)
Insurance Policies	4.20
Intervening Event	6.03(f)
Leased Real Property	4.14(b)
Material Contract	4.19(a)(xiv)
Maximum Amount	7.02(b)
Merger	2.01(b)
Merger Consideration	2.02(a)
Merger Subsidiary	Preamble
NASDAQ	4.07(i)
Negotiation Period	6.03(d)
Parent	Preamble
Parent Plan	7.03(b)
Preferred Stock	4.05(ii)
Proxy Statement	4.09
Superior Proposal	6.03(e)
Surviving Corporation	2.01(b)
Takeover Statute	4.25
Tax	4.16(q)
Tax Asset	4.16(q)
Taxing Authority	4.16(q)
Tax Return	4.16(q)
Tax Sharing Agreements	4.16(q)
Termination Fee	11.04(b)(i)
Uncertificated Shares	2.03(a)(ii)
Unvested Option	2.04(b)
Unvested RSU	2.04(d)
Vested Option	2.04(a)
Vested RSU	2.04(c)

Section 1.02     Other Definitional and Interpretative Provisions. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.  References to Articles, Sections and Schedules are to Articles, Sections, and Schedules of this Agreement unless otherwise specified.  All Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein.  Any capitalized terms used in any Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement.  Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular.  Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import.  “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder.  References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided that with respect to any agreement or contract listed on any schedules hereto, all such amendments, modifications or supplements must also be listed in the appropriate schedule. References to any Person include the successors and permitted assigns of that Person.  References from or through any date mean, unless otherwise specified, from and including or through and including, respectively.  References to “law”, “laws” or to a particular statute or law shall be deemed also to include any Applicable Law. References to “$” are to United States dollars. References to anything having been “made available” to Parent shall include information filed or furnished on the SEC’s Edgar system or the posting of such information or material, prior to the date hereof, in an electronic data room to which Parent (or its Representatives) has been provided access, so long as such information and material is clearly and specifically identified in the data room index.

ARTICLE 2
TheMerger

Section 2.01     The Merger. (a)  At the Effective Time, Merger Subsidiary shall be merged (the “Merger”) with and into the Company in accordance with Delaware Law, whereupon the separate existence of Merger Subsidiary shall cease, and the Company shall be the surviving corporation (the “Surviving Corporation”).

(b)          Subject to the provisions of Article 9, the closing of the Merger (the “Closing”) shall take place in New York City at the offices of Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, New York, 10017 as soon as possible, but in any event no later than three Business Days after the date the conditions set forth in Article 9 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing) have been satisfied or, to the extent permissible, waived by the party or parties entitled to the benefit of such conditions, or at such other place, at such other time or on such other date as Parent and the Company may mutually agree; provided that, subject to the provisions of Article 9, if the Marketing Period has not ended at the time of the satisfaction or waiver of the conditions set forth in Article 9 (other than conditions that by their nature are to be satisfied at the Closing), unless mutually agreed by the Company and the Parent, the Closing shall take place on the second Business Day immediately following the final day of the Marketing Period. The date on which the Closing occurs is referred to herein as the “Closing Date”.

(c)          At the Closing, the Company and Merger Subsidiary shall file a certificate of merger with the Delaware Secretary of State and make all other filings or recordings required by Delaware Law in connection with the Merger. The Merger shall become effective at such time (the “Effective Time”) as the certificate of merger is duly filed with the Delaware Secretary of State (or at such later time as may be specified in the certificate of merger).

(d)          From and after the Effective Time, the Surviving Corporation shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of the Company and Merger Subsidiary, all as provided under Delaware Law.

Section 2.02     Conversion of Shares. At the Effective Time:

(a)          except as otherwise provided in Section 2.02(b), Section 2.02(d) or Section 2.05, each share of Company Stock outstanding immediately prior to the Effective Time shall be converted into the right to receive $14.00 in cash, without interest (the “Merger Consideration”).  As of the Effective Time, all such shares of Company Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and shall thereafter represent only the right to receive the Merger Consideration, in each case to be issued or paid in accordance with Section 2.03, without interest;

(b)          each share of Company Stock held by the Company as treasury stock or owned by Parent immediately prior to the Effective Time  shall be canceled, and no payment shall be made with respect thereto;

(c)          each share of common stock of Merger Subsidiary outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the Surviving Corporation with the same rights, powers and privileges as the shares so converted; and

(d)          each share of Company Stock held by any Subsidiary of either the Company or Parent immediately prior to the Effective Time shall be converted into such number of shares of stock of the Surviving Corporation such that each such Subsidiary owns the same percentage of Surviving Corporation immediately following the Effective Time as such Subsidiary owned in the Company immediately prior to the Effective Time.

Section 2.03     Surrender and Payment.  (a) Prior to the Effective Time, Parent shall appoint an agent (the “Exchange Agent”) for the purpose of exchanging for the Merger Consideration (i) certificates representing shares of Company Stock (the “Certificates”) and (ii) uncertificated shares of Company Stock (the “Uncertificated Shares”).  Parent shall cause NICE Systems Inc. to make available to the Exchange Agent, as needed, the Merger Consideration to be paid in respect of the Certificates and the Uncertificated Shares.  Promptly after the Effective Time, Parent shall send, or shall cause the Exchange Agent to send, to each holder of shares of Company Stock at the Effective Time a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates or transfer of the Uncertificated Shares to the Exchange Agent) for use in such exchange.

(b)          Each holder of shares of Company Stock that have been converted into the right to receive the Merger Consideration shall be entitled to receive, upon (i) surrender to the Exchange Agent of a Certificate, together with a properly completed letter of transmittal, or (ii) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, the Merger Consideration in respect of the Company Stock represented by a Certificate or Uncertificated Share. Until so surrendered or transferred, as the case may be, each such Certificate or Uncertificated Share shall represent after the Effective Time for all purposes only the right to receive such Merger Consideration.

(c)          If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Uncertificated Share is registered, it shall be a condition to such payment that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Uncertificated Share shall be properly transferred and (ii) the Person requesting such payment shall pay to the Exchange Agent any transfer or other taxes required as a result of such payment to a Person other than the registered holder of such Certificate or Uncertificated Share or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

(d)          After the Effective Time, there shall be no further registration of transfers of shares of Company Stock.  If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation or the Exchange Agent, they shall be canceled and exchanged for the Merger Consideration provided for, and in accordance with the procedures set forth, in this Article 2.

(e)          Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 2.03(a) that remains unclaimed by the holders of shares of Company Stock six months after the Effective Time shall be returned to Parent, upon demand, and any such holder who has not exchanged shares of Company Stock for the Merger Consideration in accordance with this Section 2.03 prior to that time shall thereafter look only to Parent for payment of the Merger Consideration, in respect of such shares without any interest thereon.  Notwithstanding the foregoing, Parent shall not be liable to any holder of shares of Company Stock for any amounts paid to a public official pursuant to applicable abandoned property, escheat or similar laws.  Any amounts remaining unclaimed by holders of shares of Company Stock two years after the Effective Time (or such earlier date, immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Authority) shall become, to the extent permitted by Applicable Law, the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

Section 2.04     Treatment of Equity Awards.  (a) At the Effective Time, each vested Company Stock Option that is outstanding and unexercised immediately prior to the Effective Time (a “Vested Option”) shall, by virtue of the Merger and without any action on the part of the holder thereof, be cancelled and converted into and shall become a right to receive an amount in cash, without interest, equal to the product obtained by multiplying (x) the number of shares of Company Stock subject to the Vested Option by (y) the excess, if any, of the amount of the Merger Consideration over the exercise price per share of the Vested Option (with the aggregate payment rounded down to the nearest cent), less applicable Tax withholding. For the avoidance of doubt, each Vested Option with an exercise price that is equal to or greater than the Merger Consideration shall be canceled without any consideration to the holder thereof. All such amounts payable with respect to the Vested Options shall be paid by Parent or the Surviving Corporation as soon as practicable (and in any event within ten Business Days) following the Effective Time.

(b)          At the Effective Time, each unvested Company Stock Option that is outstanding and unexercised immediately prior to the Effective Time (an “Unvested Option”), shall, by virtue of the Merger and without any action on the part of the holder thereof, cease to represent a right to acquire shares of Company Stock and shall be converted automatically into an option to purchase the number of Parent ADSs (each, an “Adjusted Stock Option”) equal to the product obtained by multiplying (x) the total number of shares of Company Stock subject to such Unvested Option immediately prior to the Effective Time by (y) the Equity Award Exchange Ratio, with any fractional Parent ADSs rounded down to the next lower whole number of Parent ADSs.  Each Adjusted Stock Option shall have an exercise price per Parent ADS (rounded up to the nearest whole cent) equal to (1) the per share exercise price for the shares of Company Stock subject to such Unvested Option divided by (2) the Equity Award Exchange Ratio. Each Adjusted Stock Option shall otherwise be subject to the same terms and conditions applicable to the converted Company Stock Option under the Company Stock Plans and the agreements evidencing grants thereunder, including as to vesting.  Notwithstanding anything to the contrary in the foregoing, in all cases, the exercise price of, and the number of Parent ADSs subject to, each Adjusted Stock Option shall be determined as necessary to comply with Section 409A of the Code, and for any Unvested Option to which Section 421 of the Code applies by reason of its qualification under any of Sections 422 through 424 of the Code, the option price, the number of Parent ADS subject to such option and the terms and conditions of exercise of such option shall be determined in order to comply with Section 424 of the Code.

(c)          At the Effective Time, each vested Company RSU that is outstanding immediately prior to the Effective Time (a “Vested RSU”), shall, by virtue of the Merger and without any action on the part of the holder thereof, be cancelled and converted into and shall become a right to receive an amount in cash, without interest, equal to the product obtained by multiplying (x) the number of shares of Company Stock subject to the Vested RSU, as applicable, by (y) the amount of the Merger Consideration, less applicable Tax withholding.  All such amounts payable with respect to the Vested RSUs shall be paid by Parent or the Surviving Corporation as soon as practicable (and in any event within ten Business Days) following the Effective Time.

(d)         At the Effective Time, each unvested Company RSU (an “Unvested RSU”) that is outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, cease to represent a right with respect to shares of Company Stock and shall be converted automatically into a restricted stock unit with respect to a number of Parent ADSs (each, an “Adjusted RSU”) equal to the product obtained by multiplying (x) the total number of shares of Company Stock subject to the Unvested RSU immediately prior to the Effective Time by (y) the Equity Award Exchange Ratio, with any fractional Parent ADSs rounded down to the next lower whole number of shares.  Each Adjusted RSU shall otherwise be subject to the same terms and conditions applicable to the converted Company RSU under the Company Stock Plans and the agreements evidencing grants thereunder, including as to vesting and settlement.

(e)          At the Effective Time, each unvested share of Company Restricted Stock that is outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, cease to represent a share of Company Stock and shall be converted automatically into a number of restricted Parent ADSs (collectively, the “Adjusted Restricted Stock”) equal to the product obtained by multiplying (x) a share of Company Restricted Stock by (y) the Equity Award Exchange Ratio, with any fractional shares rounded down to the next lower whole number of shares.  Each share of Adjusted Restricted Stock shall otherwise be subject to the same terms and conditions applicable to the converted Company Restricted Stock under the Company Stock Plans and the agreements evidencing grants thereunder, including as to vesting.

(f)          At or prior to the Effective Time, the Company, the Board of Directors of the Company or the compensation committee of the Board of Directors of the Company, as applicable, shall adopt any resolutions and take any actions which are reasonably necessary to effectuate the provisions of this Section 2.04 and Parent, Parent’s Board of Directors and its compensation committee, as applicable, shall take such actions as are reasonably necessary for the assumption by Parent of the Adjusted Stock Options, Adjusted RSUs and Adjusted Restricted Stock; provided that no action taken by the Company, the Board of Directors of the Company or the compensation committee of the Board of Directors of the Company, as applicable, shall be irrevocable until immediately prior to the Effective Time.

(g)         Parent shall register that number of Parent ADSs issuable pursuant to the Adjusted Stock Options, Adjusted RSUs and Adjusted Restricted Stock on an effective registration statement on Form S-8 as promptly as practicable after the Closing Date (but in any event not more than thirty calendar days after the Closing Date).  Parent shall maintain the effectiveness of such registration statement for so long as such Adjusted Stock Options, Adjusted RSUs and Adjusted Restricted Stock remain outstanding and shall reserve a sufficient number of shares of Parent ADSs for issuance upon exercise or settlement thereof.

Section 2.05     Dissenting Shares.  Notwithstanding Section 2.02, shares of Company Stock outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the Merger or consented thereto in writing and who has demanded appraisal for such shares in accordance with Delaware Law shall not be converted into the right to receive the Merger Consideration, unless such holder fails to perfect, withdraws or otherwise loses the right to appraisal.  If, after the Effective Time, such holder fails to perfect, withdraws or otherwise loses the right to appraisal, such shares shall be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration.  The Company shall give Parent prompt notice of any demands received by the Company for appraisal of shares, and Parent shall have the right to direct all negotiations and proceedings with respect to such demands. Except with the prior written consent of Parent, the Company shall not make any payment with respect to, or offer to settle or settle, any such demands.

Section 2.06     Withholding Rights. Notwithstanding any provision contained herein to the contrary, each of the Exchange Agent, the Surviving Corporation and Parent shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Article 2 such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of federal, state, local or foreign Tax law.  If the Exchange Agent, the Surviving Corporation or Parent, as the case may be, so withholds amounts, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which the Exchange Agent, the Surviving Corporation or Parent, as the case may be, made such deduction and withholding.

Section 2.07     Lost Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the shares of Company Stock represented by such Certificate, as contemplated by this Article 2.

ARTICLE 3
The Surviving Corporation

Section 3.01     Certificate of Incorporation.  The certificate of incorporation of the Company in effect at the Effective Time shall be the certificate of incorporation of the Surviving Corporation until amended in accordance with Applicable Law.

Section 3.02     Bylaws.  The bylaws of the Company in effect at the Effective Time shall be the bylaws of the Surviving Corporation until amended in accordance with Applicable Law.

Section 3.03     Directors and Officers. From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with Applicable Law, (i) the directors of Merger Subsidiary at the Effective Time shall be the directors of the Surviving Corporation and (ii) the officers of the Company at the Effective Time shall be the officers of the Surviving Corporation.

ARTICLE 4
Representations and Warranties of the Company

Subject to Section 11.05, except as disclosed in any Company SEC Document filed or furnished after December 31, 2014 and before the date of this Agreement or as set forth in the Company Disclosure Schedule, the Company represents and warrants to Parent that:

Section 4.01     Corporate Existence and Power. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all corporate powers and all governmental licenses, franchises, authorizations, permits, certificates, consents and approvals required to carry on its business as now conducted, except for those licenses, franchises, authorizations, permits, certificates, consents and approvals the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.  The Company is duly qualified to do business as a foreign corporation and is in good standing (with respect to jurisdictions that have the concept of good standing) in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.  The Company has heretofore made available to Parent true and complete copies of the certificate of incorporation and bylaws of the Company as in effect on the date hereof.

Section 4.02     Corporate Authorization. (a) The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby are within the Company’s corporate powers and, except for the required approval of the Company’s stockholders in connection with the consummation of the Merger, have been duly authorized by all necessary corporate action on the part of the Company.  The affirmative vote of the holders of a majority of the outstanding shares of Company Stock is the only vote of the holders of any of the Company’s capital stock necessary in connection with the consummation of the Merger (the “Company Stockholder Approval”).  This Agreement constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

(b)          At a meeting duly called and held, the Company’s Board of Directors has (i) unanimously determined that this Agreement and the transactions contemplated hereby are fair to and in the best interests of the Company and its stockholders, (ii) unanimously approved and declared advisable this Agreement and the transactions contemplated hereby and (iii) unanimously resolved, subject to Section 6.03(b), to recommend approval and adoption of this Agreement by its stockholders (such recommendation, the “Company Board Recommendation”).

Section 4.03     Governmental Authorization.  The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority other than (i) the filing of a certificate of merger with respect to the Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (ii) compliance with any applicable requirements of the HSR Act and of laws analogous to the HSR Act existing in foreign jurisdictions and set forth on Section 4.03 of the Company Disclosure Schedule, (iii) compliance with any applicable requirements of NASDAQ, the Securities Act, the Exchange Act, and any other applicable state or federal securities laws, (iv) filings as may be required with, submissions as may be necessary or advisable to, and permits, authorizations, consents and approvals as may be required from, the FCC (including any review by Team Telecom), (v) filings as may be required with, submissions as may be necessary or advisable to, and clearances, permits, authorizations, consents and approvals as may be required from, State and Local Authorities, including those related to any financing contemplated under this Agreement, (vi) filings as may be required with, submissions as may be necessary or advisable to, and clearances, permits, authorizations, consents and approvals as may be required from, CFIUS in order to obtain the CFIUS Approval and (vii) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 4.04     Non-contravention.  The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of the Company, (ii) assuming compliance with the matters referred to in Section 4.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law with respect to the Company or any of its Subsidiaries, (iii) assuming compliance with the matters referred to in Section 4.03, require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled under any provision of any agreement or other instrument binding upon the Company or any of its Subsidiaries or any license, franchise, authorization, permit, certificate, consent, approval or other similar authorization affecting, or relating in any way to, the assets or business of the Company and its Subsidiaries or (iv) result in the creation or imposition of any Lien (other than Permitted Liens) on any asset of the Company or any of its Subsidiaries, with only such exceptions, in the case of each of clauses (ii) through (iv), as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 4.05     Capitalization.  The authorized capital stock of the Company consists of (i) 100,000,000 shares of Company Stock and (ii) 15,000,000 shares of preferred stock, $0.0001 par value (the “Preferred Stock”).  As of May 16, 2016, there were outstanding (A) 61,959,236 shares of Company Stock, (B) no shares of Preferred Stock and (C)(1) Company Stock Options to purchase an aggregate of 2,753,608 shares of Company Stock (of which Company Stock Options to purchase an aggregate of 1,338,021 shares of Company Stock were exercisable), (2) Company RSUs relating to an aggregate of 2,285,913 shares of Company Stock, (3) an aggregate of 212,109 shares of Company Restricted Stock, and (4) an aggregate of 42,771 shares of restricted common stock of the Company subject to the Repurchase Agreements.  As of May 16, 2016, there were (x) 850,455 shares of Company Stock reserved for issuance under the Company Stock Plans and (y) 358,703 shares of Company Stock reserved for issuance under the ESPP. As of May 16, 2016, there was outstanding $115,000,000 principal amount of Company Notes and the conversion rate applicable to the Company Notes pursuant to the Company Notes Indenture (without giving effect to any “make-whole amount”) was 70.2790 shares of Company Stock per $1,000 principal amount of Company Notes. Section 4.05 of the Company Disclosure Schedule sets forth the “make-whole amounts” applicable under the Company Notes Indenture.  All outstanding shares of capital stock of the Company have been, and all shares that may be issued pursuant to any employee stock option or other compensation plan or arrangement will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued, fully paid and nonassessable and free of preemptive rights.  Section 4.05 of the Company Disclosure Schedule contains a complete and correct list of all Company Stock Options, Company RSUs, Company Restricted Stock and the shares of Company Stock subject to the Repurchase Agreements, including with respect to each such award, as applicable, the holder, date of grant, exercise price (if applicable), vesting schedule, expiration date and number of shares of Company Stock subject thereto.  Five Business Days prior to the Closing Date, the Company shall provide Parent with a revised version of Section 4.05 of the Company Disclosure Schedule, updated as of such date.

(b)          Other than the Company Notes, there are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote.  Except as set forth in this Section 4.05 and for changes since May 16, 2016 resulting from the exercise of Company Stock Options outstanding on such date, exercise of purchase rights under the ESPP outstanding on such date and settlement of Company RSUs outstanding on such date, there are no issued, reserved for issuance or outstanding (i) shares of capital stock or other voting securities of or ownership interests in the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or other voting securities of or ownership interests in the Company or (iii) warrants, calls, options or other rights to acquire from the Company, or other obligation of the Company to issue, any capital stock, voting securities, other ownership interests or securities convertible into or exchangeable for capital stock or voting securities of or ownership interests in the Company or (iv) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or voting securities of or other ownership interests in the Company (the items in clauses (i) through (iv) being referred to collectively as the “Company Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Securities. Neither the Company nor any of its Subsidiaries is a party to any voting agreement with respect to the voting of any Company Securities.

(c)          The Company does not have in place, nor is it subject to, a stockholder rights plan, “poison pill” or similar plan or instrument.

(d)          No Company Securities are owned by any Subsidiary of the Company.

Section 4.06     Subsidiaries.  (a) Each Subsidiary of the Company has been duly organized, is validly existing and (where applicable) in good standing under the laws of its jurisdiction of organization and has all organizational powers and all governmental licenses, franchises, authorizations, permits, certificates, consents and approvals required to carry on its business as now conducted, except for those licenses, franchises, authorizations, permits, certificates, consents and approvals the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.  Each such Subsidiary is duly qualified to do business as a foreign entity and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.  All Subsidiaries of the Company and their respective jurisdictions of organization are identified in the Company 10-K.

(b)          All of the outstanding capital stock or other voting securities of or other ownership interests in each Subsidiary of the Company is owned by the Company, directly or indirectly, free and clear of any Lien and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or ownership interests). There are no issued, reserved for issuance or outstanding (i) securities of the Company or any of its Subsidiaries convertible into, or exchangeable for, shares of capital stock or other voting securities of or ownership interests in any Subsidiary of the Company, (ii) warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, or other obligations of the Company or any of its Subsidiaries to issue, any capital stock or other voting securities of or other ownership interests in or any securities convertible into, or exchangeable for, any capital stock or other voting securities of or other ownership interests in, any Subsidiary of the Company or (iii) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of or other ownership interests in any Subsidiary of the Company (the items in clauses (i) through (iii) being referred to collectively as the “Company Subsidiary Securities”).  There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities.  Except for the capital stock or other voting securities of or ownership interests in its Subsidiaries, the Company does not own, directly or indirectly, any capital stock or other voting securities of, or ownership interests in, any Person.

Section 4.07     SEC Filings and the Sarbanes-Oxley Act. (a) The Company has timely filed with or furnished to the SEC, and made available to Parent, all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed or furnished by the Company since January 1, 2013 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Company SEC Documents”).

(b)          As of its filing date (or, if amended, as of the date of the last such amendment), each Company SEC Document complied as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, each as in effect on the date so filed.

(c)          As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each Company SEC Document filed pursuant to the Exchange Act did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(d)          Each Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(e)          There are no outstanding or unresolved comment letters received from the SEC staff with respect to any of the Company SEC Documents.

(f)           The Company has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act).  Such disclosure controls and procedures are designed to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the Company’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared.  Such disclosure controls and procedures are effective in timely alerting the Company’s principal executive officer and principal financial officer to material information required to be included in the Company’s periodic and current reports required under the Exchange Act. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

(g)          The Company and its Subsidiaries have established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of Company financial statements for external purposes in accordance with GAAP. The Company has disclosed, based on its most recent evaluation of internal controls prior to the date hereof, to the Company’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in internal controls over financial reporting. The Company has made available to Parent a summary of any such disclosure made by management to the Company’s auditors and audit committee, since January 1, 2013.

(h)          There are no outstanding loans or other extensions of credit made by the Company or any of its Subsidiaries to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the Company.  The Company has not, since the enactment of the Sarbanes-Oxley Act, taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(i)           Since January 1, 2013, the Company has complied in all material respects with the applicable listing and corporate governance rules and regulations of the NASDAQ Capital Market (the “NASDAQ”).

(j)           Since January 1, 2013, each of the principal executive officer and principal financial officer of the Company (or each former principal executive officer and principal financial officer of the Company, as applicable) have made all certifications required by Rule 13a-14 and 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC and the NASDAQ, and the statements contained in any such certifications are complete and correct.

(k)          There have been no, nor as of the date of this Agreement are there any proposed, securitization transactions or other off-balance sheet arrangements (as defined in Item 303 of Regulation S-K of the SEC) that existed or were effected by the Company or its Subsidiaries that would be required to be disclosed under Item 303 of Regulation S-K of the SEC.

(l)           Since January 1, 2013, there has been no transaction, or series of similar transactions, Contracts, arrangements or understandings, nor is there any proposed transaction as of the date of this Agreement, or series of similar transactions, agreements, arrangements or understandings to which the Company or any of its Subsidiaries was or is to be a party, that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act that has not been so disclosed.

Section 4.08          Financial Statements. The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company (collectively, the “Company Financial Statements”) included or incorporated by reference in the Company SEC Documents fairly present in all material respects, in conformity with GAAP (except, in the case of unaudited statements, as permitted by the rules and regulations of the SEC) applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal and recurring year-end audit adjustments and the absence of footnotes, in each case the effect of which would not be material in the case of any unaudited interim financial statements and except as indicated in the notes to such Company Financial Statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC).

Section 4.09     Disclosure Documents.  At the time the proxy statement of the Company to be filed with the SEC in connection with the Merger (the “Proxy Statement”) or any amendments or supplements thereto is first mailed to the stockholders of the Company and at the time of the Company Stockholder Approval, the Proxy Statement, as supplemented or amended, if applicable, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  The representations and warranties contained in this Section 4.09 will not apply to statements or omissions included or incorporated by reference in the Proxy Statement based upon information supplied by Parent, Merger Subsidiary or any of their respective Representatives or advisors specifically for use or incorporation by reference therein.

Section 4.10     Absence of Certain Changes.  (a) Since December 31, 2015, except for the execution and performance of this Agreement and the discussions and negotiations related thereto, the business of the Company and its Subsidiaries has been conducted in all material respects in the ordinary course consistent with past practices and there has not been any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(b)          From the Company Balance Sheet Date until the date hereof, there has not been any action taken by the Company or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time without Parent’s consent, would constitute a breach of Sections 6.01(b), (c), (e), (f), (g), (h), (i), (j), (k), (l) or (m).

Section 4.11     No Undisclosed Material Liabilities. There are no liabilities or obligations of the Company or any of its Subsidiaries of the type required to be disclosed in the liabilities column of a balance sheet prepared in accordance with GAAP, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (i) liabilities or obligations disclosed on, reserved against or provided for in the Company Balance Sheet or in the notes thereto; (ii) liabilities or obligations incurred in the ordinary course of business since the Company Balance Sheet Date which have not had or would not reasonably be expected to have a material and adverse effect on the Company and its Subsidiaries, taken as a whole; (iii) liabilities or obligations incurred under this Agreement or in connection with the transactions contemplated hereby and (iv) liabilities or obligations that would not reasonably be expected to be, individually or in the aggregate, material and adverse to the Company and its Subsidiaries, taken as a whole.

Section 4.12      Compliance with Laws and Court Orders. The Company and each of its Subsidiaries is and  has been in compliance with, and to the knowledge of the Company is not under investigation with respect to and has not been threatened to be charged with or given notice  of any violation of, any Applicable Law, except for failures to comply or violations that would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.  There is no judgment, decree, injunction, rule or order of any arbitrator or Governmental Authority outstanding against the Company or any of its Subsidiaries that would reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, or that in any manner seeks to prevent, enjoin, alter or materially delay the Merger or any of the other transactions contemplated hereby.

Section 4.13      Litigation. There is no action, suit, investigation or proceeding pending against, or, to the knowledge of the Company, threatened against the Company, any of its Subsidiaries, any present or former executive officer, director or Key Employee of the Company or any of its Subsidiaries, in their capacities as such or any of their respective properties before (or, in the case of threatened actions, suits, investigations or proceedings, that would be before) or by (or, in the case of threatened actions, suits, investigations or proceedings, that would be by) any Governmental Authority or arbitrator that (i) seeks or alleges monetary damages in excess of $50,000 (individually or in the aggregate for related claims), (ii) seeks any form of non-monetary remedies that, if granted, would reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, or (iii) in any manner seeks to prevent, enjoin, alter or materially delay the Merger or any of the other transactions contemplated hereby.

Section 4.14      Properties. (a) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company and its Subsidiaries have good title to, or valid leasehold interests in, all property and assets reflected on the Company Balance Sheet or acquired after the Balance Sheet Date, except as have been disposed of since the Company Balance Sheet Date in the ordinary course of business consistent with past practice, in each case free and clear of all Liens, other than Permitted Liens. Notwithstanding the foregoing, it is understood and agreed that matters regarding the infringement or violation of Intellectual Property Rights of a Third Party are addressed solely in Section 4.15 and not in this Section 4.14.

(b)          Section 4.14(b) of the Company Disclosure Schedule sets forth  an accurate and complete list of all real property leased, subleased, licensed or sublicensed by the Company or any of its Subsidiaries (collectively, the “Leased Real Property”). Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company and its Subsidiaries have good and valid leasehold interests in all Leased Real Property, in each case, free and clear of all Liens, other than Permitted Liens.

(c)          Neither the Company nor any of its Subsidiaries owns any real property or are party to any agreement or option to purchase any real property.

Section 4.15      Intellectual Property.  (a) Section 4.15(a) of the Company Disclosure Schedule sets forth a true and complete list of all registrations, applications for registration and filings made or taken pursuant to the Applicable Laws by the Company and each of its Subsidiaries to record, perfect or protect any Owned Intellectual Property Rights.

(b)          The Company and its Subsidiaries are sole owners of all Owned Intellectual Property Rights and hold all right, title and interest in and to all Owned Intellectual Property Rights free and clear of any Liens. Effective written assignments constituting an unbroken, complete chain-of-title, for each of the registrations and applications identified inSection 4.15(a), from each original creator, owner or inventor to the Company or its Subsidiaries have been obtained with respect to all Owned Intellectual Property Rights and have been duly recorded with any applicable Governmental Authority.

(c)          The Company and its Subsidiaries own, are licensed or have a valid and enforceable right to use, all of the Intellectual Property Rights used or held for use in, the conduct of the business of the Company and each of its Subsidiaries as presently conducted.

(d)          To the knowledge of the Company, the conduct of the business of the Company and each of its Subsidiaries as presently and formerly conducted and the products, processes and services of the Company and each of its Subsidiaries have not infringed, misappropriated or otherwise violated, and do not infringe, misappropriate or otherwise violate, the Intellectual Property Rights of any other Person.  To the knowledge of the Company, no Person has challenged, infringed, misappropriated or otherwise violated any Owned Intellectual Property Rights. Neither the Company nor any of its Subsidiaries has received any written notice of or, to the knowledge of the Company, is there threatened, any claim, action, suit, order or proceeding with respect to any Intellectual Property Rights used by the Company or any of its Subsidiaries alleging that any services provided, processes used or products manufactured, used, imported, offered for sale or sold by the Company or any of its Subsidiaries infringes, misappropriates or otherwise violates any Intellectual Property Rights of any other Person.

(e)          None of the Owned Intellectual Property Rights have been adjudged invalid or unenforceable in whole or part, and, to the knowledge of the Company, all such Owned Intellectual Property Rights are valid and enforceable.

(f)           The consummation of the transactions contemplated by this Agreement will not alter, encumber, impair or extinguish any Owned Intellectual Property Rights or impair the right of the Company or any of its Subsidiaries to develop, use, sell, license or dispose of, or to bring any action for the infringement of, any Owned Intellectual Property Rights.

(g)          No government funding, facilities of a university, college, other educational institution or research center or funding from third parties (in each case, either directly or indirectly) was used or is presently being used in the development of any Intellectual Property Rights included in the Owned Intellectual Property Rights or any exclusively Licensed Intellectual Property Rights that would in any way limit or impair the worldwide use or exploitation of such Intellectual Property Rights following the Merger or any of the other transaction contemplated hereby. No government funding, facilities of a university, college, other educational institution or research center or funding from third parties (in each case, either directly or indirectly) presently being used in the development of any Owned Intellectual Property Rights will be cancelled, discontinued, withdrawn or otherwise become not available to the Company or its Subsidiaries as a result of the Merger or any of the other transactions contemplated hereby.

(h)          The Company and its Subsidiaries have taken reasonable steps in accordance with normal industry practice to maintain, enforce and protect all Owned Intellectual Property Rights, including the confidentiality of all Trade Secrets owned, used or held for use by the Company or any of its Subsidiaries and no such Trade Secrets have been disclosed other than to employees, Representatives and agents of the Company or any of its Subsidiaries all of whom are bound by confidentiality obligations.

(i)           Section 4.15(i) of the Company Disclosure Schedule contains a true and complete list of any and all software code included in the Owned Intellectual Property Rights or distributed by the Company or any of its Subsidiaries that is licensed under any terms or conditions that require that any software code be (i) made available or distributed in source code form, (ii) licensed for the purpose of making derivative works, (iii) licensed under terms that allow reverse engineering, reverse assembly or disassembly of any kind or (iv) redistributable at no charge, including with respect to any such software code, the list containing, (A) the applicable “open source” or similar license agreement pursuant to which it is licensed (including version number) and (B) a description of how such software code is being used or distributed by the Company or any of its Subsidiaries.

(j)           No Person other than the Company or its Subsidiaries possesses any current or contingent rights to any source code that is part of the Owned Intellectual Property Rights.

(k)          It is the practice of Company and its Subsidiaries to scan with commercially available virus scan software the software used in the business of the Company and its Subsidiaries as presently conducted that are capable of being scanned for viruses.  None of the software included in the Owned Intellectual Property Rights or Licensed Intellectual Property Rights that is used or held for use in the conduct of the business of the Company and its Subsidiaries as presently conducted contains any (i) computer code designed to disrupt, disable or harm in any manner the operation of any software or hardware; or (ii) worm, bomb, backdoor, clock, timer, or other disabling device code, design or routine which can cause software to be erased, inoperable, or otherwise incapable of being used, either automatically or upon command by any person.

(l)           The IT Assets operate and perform in a manner that permits the Company and each of its Subsidiaries to conduct its business as presently conducted. Each of the Company and its Subsidiaries and, to the knowledge of the Company, its third party vendors or service providers, have taken commercially reasonable actions to protect the confidentiality, integrity and security of the IT Assets and all data, information and transactions stored or contained therein or transmitted thereby against any unauthorized use, access, interruption, modification or corruption, including the implementation of commercially reasonable (i) data backup, (ii) disaster avoidance and recovery procedures, (iii) plans for business continuity, and (iv) encryption and other security protocol technology. To the knowledge of the Company, there have been no breaches, interruptions, or corruptions of the IT Assets or any data, information or transactions stored or contained therein or transmitted thereby.

(m)         The Company and its Subsidiaries have at all times complied in all material respects with all Applicable Law relating to privacy, data protection and the collection and use of personal information and user information gathered or accessed in the course of the operations of the Company or any of its Subsidiaries.  The Company and its Subsidiaries have at all times complied in all material respects with all rules, policies and procedures established by the Company or any of its Subsidiaries from time to time with respect to the foregoing.  No claims have been asserted or threatened against the Company or any of its Subsidiaries, and to the knowledge of Company, no such claims are likely to be asserted or threatened against the Company or any of its Subsidiaries, by any person or entity alleging a violation of such person’s or entity’s privacy, personal or confidentiality rights under any such Applicable Law.  The consummation of the transactions contemplated by this Agreement will not breach or otherwise cause any violation of any such Applicable Law.

(n)          With respect to all personal and user information referred to in Section 4.15(m), the Company and each of its Subsidiaries have at all times taken all steps reasonably necessary, including implementing and monitoring compliance with adequate measures with respect to technical and physical security, to ensure that the information is protected against loss and against unauthorized access, use, modification, disclosure or other misuse.  To the knowledge of Company, there has been no unauthorized breach of, access to or other misuse of such personal and user information.

Section 4.16      Taxes.  (a) All material Tax Returns required by Applicable Law to be filed with any Taxing Authority by, or on behalf of, the Company or any of its Subsidiaries have been filed when due in accordance with all Applicable Law, and all such material Tax Returns are, or shall be at the time of filing, true and complete in all material respects.

(b)          Each of the Company and its Subsidiaries has paid or has withheld and remitted to the appropriate Taxing Authority all Taxes due and payable, or, where payment is not yet due, has established in accordance with GAAP an adequate accrual for all material Taxes through the end of the last period for which the Company and its Subsidiaries ordinarily record items on their respective books.

(c)          Except as set forth on Section 4.16(c) of the Company Disclosure Schedule, The U.S. Federal and state and foreign income and franchise Tax Returns of the Company and its Subsidiaries through the Tax year ended December 31, 2011 have been examined and closed or are Tax Returns with respect to which the applicable period for assessment under Applicable Law, after giving effect to extensions or waivers, has expired.

(d)          The Company and its Subsidiaries (i) duly and timely collected all material amounts on account of sales or transfer Taxes, including goods and services, harmonized, sales, value added and federal, provincial, state or territorial sales Taxes, required by Applicable Law to be collected by them and have duly and timely remitted to the appropriate Governmental Authority any such material amounts required by Applicable Law to be remitted by them, (ii) have complied with all Applicable Law relating to information reporting and record retention with respect to any Tax (including, without limitation, to the extent necessary to claim any exemption from sales Tax collection and maintaining adequate and current resale certificates to support any such claimed exemptions), and (iii) except as permitted by Applicable Law, do not hold any amounts collected as sales Taxes from any Person.

(e)          There is no claim, audit, action, suit, proceeding or investigation now pending or threatened in writing (or otherwise to the knowledge of the Company) against or with respect to the Company or its Subsidiaries in respect of any Tax or Tax Asset.

(f)           During the two-year period ending on the date hereof, neither the Company nor any of its Subsidiaries was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.

(g)          Neither the Company nor any of its Subsidiaries owns an interest in real property in any jurisdiction in which a Tax is imposed, or the value of the interest is reassessed, on the transfer of an interest in real property and which treats the transfer of an interest in an entity that owns an interest in real property as a transfer of the interest in real property.

(h)          Section 4.16(h) of the Company Disclosure Schedule contains a list of all jurisdictions (whether foreign or domestic) in which the Company or any of its Subsidiaries currently files Tax Returns.

(i)           Neither the Company nor any of its Subsidiaries (i) is, or has been, a party to any Tax Sharing Agreement (other than an agreement exclusively between or among the Company and its Subsidiaries or among the Company’s Subsidiaries) pursuant to which it will have any obligation to make any payments for Taxes after the Effective Time, (ii) has been a member of a group filing a consolidated, combined or unitary Tax Return that includes any Person other than the Company or any of its Subsidiaries, or (iii) has any liability for the payment of any Tax imposed on any Person (other than the Company or any of its Subsidiaries) as a transferee or successor.

(j)           No jurisdiction in which neither the Company nor any of its Subsidiaries files Tax Returns has made a claim in writing within the last three years which has not been resolved that the Company or any of its Subsidiaries is or may be liable for Tax in that jurisdiction.

(k)          Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of U.S. federal or state or foreign income or franchise Taxes or agreed to any extension of time with respect to a U.S. federal or state or foreign income or franchise Tax assessment or deficiency, which waiver or extension is currently effective, other than in connection with an extension of time for filing a Tax Return.

(l)           Section 4.16(l) of the Company Disclosure Schedule contains a complete and accurate description of the U.S. federal income Tax Assets of the Company or any of its Subsidiaries for the taxable year ended December 31, 2015 and the years in which such Tax Assets (or portions thereof) were generated.

(m)         The Company and each of its Subsidiaries are in compliance in all material respects with all applicable transfer pricing laws and regulations, including the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodology of the Company and its Subsidiaries.  All related party transactions involving the Company or any of its Subsidiaries are at arm’s length in compliance with Section 482 of the Code, the Treasury Regulations promulgated thereunder, and any similar provision of state, local or non-U.S. law.

(n)          Neither the Company nor any of its Subsidiaries has been a party to any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4.

(o)          Section 4.16(o) of the Company Disclosure Schedule contains a correct and complete list of all non-U.S. Subsidiaries of the  Company that are disregarded entities for U.S. federal income tax purposes. With respect to each such non-U.S. Subsidiary, a valid entity classification election to treat such Subsidiary as a disregarded entity has been made as of the date of its formation.

(p)          Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period beginning after the Closing Date as a result of any installment sale, open transaction or any change of method of accounting.

(q)         To the knowledge of the Company, no Tax Asset of the Company or any of its Subsidiaries is currently subject to limitation on its use pursuant to Section 382 or Section 383 of the Code or comparable provisions of state or foreign law.

(r)           “Tax” means (i) any tax, governmental fee or other like assessment or charge of any kind whatsoever (including withholding on amounts paid to or by any Person), together with any interest, penalty, addition to tax or additional amount imposed by any Governmental Authority (a “Taxing Authority”) responsible for the imposition of any such tax (domestic or foreign), and any liability for any of the foregoing as transferee, (ii) in the case of the Company or any of its Subsidiaries, liability for the payment of any amount of the type described in clause (i) as a result of being or having been before the Effective Time a member of an affiliated, consolidated, combined or unitary group, or a party to any agreement or arrangement, as a result of which liability of the Company or any of its Subsidiaries to a Taxing Authority is determined or taken into account with reference to the activities of any other Person, and (iii) liability of the Company or any of its Subsidiaries for the payment of any amount as a result of being party to any Tax Sharing Agreement or with respect to the payment of any amount imposed on any Person of the type described in (i) or (ii) as a result of any existing express or implied agreement or arrangement (including an indemnification agreement or arrangement).  “Tax Return” means any report, return, document, declaration or other information or filing required to be supplied to any Taxing Authority with respect to Taxes, including information returns, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information.  “Tax Sharing Agreements” means all existing agreements or arrangements (whether or not written) binding the Company or any of its Subsidiaries that provide for the allocation, apportionment, sharing or assignment of any Tax liability or benefit, or the transfer or assignment of income, revenues, receipts, or gains for the purpose of determining any Person’s Tax liability (excluding any indemnification agreement or arrangement pertaining to the sale or lease of assets or subsidiaries). “Tax Asset” means any net operating loss, net capital loss, investment tax credit, foreign tax credit, charitable deduction or any other credit or tax attribute that could be carried forward or back to reduce Taxes (including without limitation deductions and credits related to alternative minimum Taxes).

Section 4.17      Employees and Employee Benefit Plans. (a) Section 4.17(a) of the Company Disclosure Schedule contains a correct and complete list identifying each material Employee Plan and specifies whether such plan is a US Plan or an International Plan.  For each material US Plan, the Company has provided to Parent (i) a copy of such plan (or a description, if such plan is not written) and all amendments thereto, as applicable, (ii) all trust agreements, insurance contracts or other funding arrangements and amendments thereto, (iii) the current prospectus or summary plan description and all summaries of material modifications thereto, (iv) the most recent favorable determination or opinion letter from the IRS, (v) the most recently filed annual return/report (Form 5500) and accompanying schedules and attachments thereto, (vi) the most recently prepared actuarial report and financial statements.  For each material International Plan (other than such plans that are maintained by a Governmental Authority), the Company has provided to Parent documents that are substantially comparable (taking into account differences in Applicable Law and practices) to the documents required to be provided in clauses (i) through (vi).

(b)          The Company has provided to Parent a schedule that sets forth, for each employee of the Company or any of its Subsidiaries, his or her name (or employee identification number), title, annual base salary, most recent annual bonus received and current annual bonus opportunity.  Not later than ten days after the date hereof, the Company will provide Parent with a revised version of such schedule that sets forth the information specified in the immediately preceding sentence and each such employee’s employer, hire date, location, whether full- or part-time and whether active or on leave (and, if on leave, the nature of the leave and the expected return date).  Five Business Days prior to the Closing Date, the Company will provide Parent with a revised version of the schedule described in the immediately preceding sentence, updated as of ten days prior to the Closing Date.  Notwithstanding anything to the contrary in the remainder of this Section 4.17(b), the information provided by the Company regarding employees will be anonymized to the extent reasonably necessary for compliance with Applicable Law. As of the date hereof, no Key Employee has notified the Company or any of its Subsidiaries in writing (or otherwise to the knowledge of the Company) that he or she intends to resign or retire as a result of the transactions contemplated by this Agreement or otherwise within six months after the Closing Date.

(c)          With respect to any Employee Plan covered by Subtitle B, Part 4 of Title I of ERISA or Section 4975 of the Code, no non-exempt prohibited transaction has occurred that has caused or would reasonably be expected to cause the Company or any of its Subsidiaries to incur any material liability under ERISA or the Code. Neither the Company nor any of its ERISA Affiliates (nor any predecessor of any such entity) sponsors, maintains, administers or contributes to (or has any obligation to contribute to), or has in the past six years sponsored, maintained, administered or contributed to (or had any obligation to contribute to), or has or is reasonably expected to have any direct or indirect liability with respect to, any plan that is (i) subject to Title IV of ERISA or (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA).

(d)         Each Employee Plan, and any award thereunder, that is or forms part of a “nonqualified deferred compensation plan” within the meaning of Section 409A or 457A of the Code has been timely amended (if applicable) to comply and has been operated in material compliance with, and the Company and its Subsidiaries have materially complied in practice and operation with, all applicable requirements of Section 409A and 457A of the Code, and no amounts currently deferred or to be deferred under any such plan would be not determinable when otherwise includible in income under Section 457A of the Code.  Neither the Company nor any of its Subsidiaries has any obligation to gross-up, indemnify or otherwise reimburse any current or former Service Provider for any Tax incurred by such Service Provider, including under Section 409A, 457A or 4999 of the Code.

(e)          Each US Plan that is intended to be qualified under Section 401(a) of the Code has been established pursuant to a preapproved prototype plan for which an IRS opinion letter has been obtained, and no circumstances exist that would reasonably be expected to result in any such opinion letter being revoked or the Company’s reliance on same being rejected by the IRS or a penalty under the IRS Closing Agreement Program if discovered during an IRS audit or investigation.  Each US Plan has been maintained in compliance with its terms and with the requirements of Applicable Law, including ERISA and the Code, except for failures to comply or violations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  No events have occurred with respect to any US Plan that could result in payment or assessment by or against the Company of any material excise taxes under ERISA, the Code or other Applicable Law.

(f)          Except as would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole, all contributions, premiums and payments that are due have been made for each Employee Plan within the time periods prescribed by the terms of such plan and Applicable Law, and all contributions, premiums and payments for any period ending on or before the Closing Date that are not due are properly accrued to the extent required to be accrued under applicable accounting principles.  There has been no amendment to, written interpretation of or announcement (whether or not written) by the Company or any of its Subsidiaries relating to, or change in employee participation or coverage under, any Employee Plan that would materially increase the expense of maintaining such plan above the level of expense incurred in respect thereof for the most recently completed fiscal year.

(g)          Neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement (either alone or together with any other event) will (i) entitle any current or former Service Provider to any payment or benefit, including any bonus, retention, severance, retirement or job security payment or benefit, (ii) enhance any benefits or accelerate the time of payment or vesting or trigger any payment of funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable or trigger any other obligation under, any Employee Plan or otherwise, or (iii) limit or restrict the right of the Company or any of its Subsidiaries or, after Closing, Parent, to merge, amend or terminate any Employee Plan (for the avoidance of doubt excluding International Plans mandated by Applicable Law). There is no contract, plan or arrangement (written or otherwise) covering any current or former Service Provider that, individually or collectively, could give rise to the payment of any amount that would not be deductible due to the application of Section 280G of the Code.

(h)          Neither the Company nor any of its Subsidiaries has any current or projected liability for, and no Employee Plan provides or promises, any post-employment or post-retirement medical, dental, disability, hospitalization, life or similar benefits (whether insured or self-insured) to any current or former Service Provider (other than coverage mandated by Applicable Law, including the Consolidated Omnibus Budget Reconciliation Act of 1985).

(i)           There is no action, suit, investigation, audit, proceeding or claim (or any basis therefore) (other than routine claims for benefits) pending against or involving, or, to the Company’s knowledge, threatened against or involving any Employee Plan before any arbitrator or any Governmental Authority, including the IRS or the Department of Labor that, if determined or resolved adversely in accordance with the plaintiff’s demands, would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  The Company and its Subsidiaries are, and have been since January 1, 2013, in compliance with all Applicable Laws with respect to labor relations, employment and employment practices, including those relating to labor management relations, wages, hours, overtime, employee classification, discrimination, sexual harassment, civil rights, affirmative action, work authorization, immigration, safety and health, information privacy and security, workers compensation, continuation coverage under group health plans, wage payment and the payment and withholding of Taxes, except for failures to comply or violations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(j)            Each International Plan (i) has been maintained in compliance with its terms and Applicable Law, except for failures to comply or violations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (ii) if intended to qualify for special tax treatment, complies in all material respects with all the requirements for such treatment, and (iii) if required, to any extent, to be funded, book-reserved or secured by an insurance policy, is fully funded, book-reserved or secured by an insurance policy, as applicable, based on reasonable actuarial assumptions in accordance with applicable accounting principles. From and after the Closing Date, Parent and its Affiliates will receive the full benefit of any funds, accruals and reserves under the International Plans for use in accordance with the terms of the applicable plan and Applicable Law.

(k)           Neither the Company nor any of its Subsidiaries is or has been party to or subject to, or is currently negotiating in connection with entering into, any Collective Bargaining Agreement.  There are no and, during the five-year period ending on the date hereof, there has not been any organizational campaign, petition or other unionization activity seeking recognition of a collective bargaining unit relating to any Service Provider.  There are no, and for the five-year period ending on the date hereof there have not been any, labor strikes, slowdowns, stoppages, picketing, interruptions of work or lockouts pending or, to the Company’s knowledge, threatened against or affecting the Company or any of its Subsidiaries.  There are no material unfair labor practice complaints pending or, to the Company’s knowledge, threatened against the Company or any of its Subsidiaries before the National Labor Relations Board or any other Governmental Authority or any current union representation questions involving Service Providers. The consent or consultation of, or the rendering of formal advice by, any labor or trade union, works council or other employee representative body is not required for the Company to enter into this Agreement or to consummate any of the transactions contemplated hereby.

(l)            The Company and each of its Subsidiaries is, and has been, in material compliance with WARN and has no liabilities or other obligations thereunder.  Neither the Company nor any of its Subsidiaries has taken any action that would reasonably be expected to cause Parent or any of its Affiliates to have any material liability or other obligation following the Closing Date under WARN as determined without regard to any action taken after the Closing.

Section 4.18        Environmental Matters. (a) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company:

(i)          no written notice, order, complaint or penalty has been received by the Company or any of its Subsidiaries arising out of any Environmental Laws, and there are no judicial, administrative or other actions, suits or proceedings pending or, to the Company’s knowledge, threatened which allege a violation by the Company or any of its Subsidiaries of any Environmental Laws;

(ii)         the Company and each of its Subsidiaries have all environmental permits necessary for their operations to comply with all applicable Environmental Laws and are in compliance with the terms of such permits; and

(iii)        the operations of the Company and each of its Subsidiaries are in compliance with the terms of applicable Environmental Laws.

(b)           The consummation of the transactions contemplated hereby require no filings to be made or actions to be taken pursuant to the New Jersey Industrial Site Recovery Act or the “Connecticut Property Transfer Law” (Sections 22a-134 through 22-134e of the Connecticut General Statutes).

(c)           For purposes of this Section 4.18, the terms “Company” and “Subsidiaries” shall include any entity that is, in whole or in part, a predecessor of the Company or any of its Subsidiaries.

Section 4.19        Material Contracts. (a) Section 4.19(a) of the Company Disclosure Schedule sets forth an accurate and complete list of each Contract of the following nature to which the Company or any of its Subsidiaries is currently a party or by which the Company or any of its Subsidiaries is currently bound:

(i)          any Contract for the purchase of materials, supplies, goods, services, equipment or other assets that resulted in annual payments by the Company and its Subsidiaries of $500,000 or more in any of the last three years or that is expected to result in annual payments by the Company and its Subsidiaries of $500,000 or more in any future year;

(ii)         any sales, distribution or other similar Contract providing for the sale by the Company or any of its Subsidiaries of materials, supplies, goods, services, equipment or other assets that resulted in annual payments to the Company and the Subsidiaries of $1,000,000 or more in any of the last three years or that is expected to result in annual payments to the Company and its Subsidiaries of $1,000,000 or more in any future year;

(iii)        any agency, reseller or other similar Contract providing for the payment by the Company or any of its Subsidiaries of commissions to any Person in respect of any Contract contemplated by clause (ii);

(iv)        any lease or sublease (whether of real or personal property) providing for annual payments of $50,000 or more (not taking into account any free rent or similar concessions);

(v)         any Contract relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise);

(vi)        any partnership, joint venture or other similar Contract;

(vii)       any Contract that limits or purports to limit the freedom of the Company or any of its Subsidiaries to sell any products or services or to compete in any line of business or with any Person or in any area or during any period of time or which would so limit the freedom of the Company, Parent or any of their respective Subsidiaries after the Closing Date;

(viii)      any Contract relating to indebtedness for borrowed money or the deferred purchase price of property (in either case, whether incurred, assumed, guaranteed or secured by any asset);

(ix)         any Contract that grants any Person, including any agent, reseller or partner, “most favored nation” status or any type of special discount rates;

(x)          any Contract with any director or officer of the Company or any of its Subsidiaries or with any “associate” or any member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any such director or officer;

(xi)         any Contract (including employment agreements and agreements that contain non-competition, non-solicitation or confidentiality covenants) applicable to any Key Employee;

(xii)        any Contract pursuant to which the Company or any Subsidiary obtains any license, sublicense, right to use, covenant not to be sued, option, right of first refusal, right of first offer or other similar right with respect to any Intellectual Property Right, other than any commercial off-the-shelf software licensed by the Company or any Subsidiary with an annual license fee of less than $500,000 in the aggregate;

(xiii)       any Contract pursuant to which the Company or any Subsidiary grants any license, sublicense, right to use, covenant not to be sued, option, right of first refusal, right of first offer or other similar right with respect to any Intellectual Property Right; and

(xiv)      any other Contract not made in the ordinary course of business that is material to the Company and the Subsidiaries, taken as a whole (each contract, agreement, arrangement or understanding of the type described in clauses (i)- (xiii), a “Material Contract”).

The Company has made available to Parent an accurate and complete copy of each Material Contract.

(b)          Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, (i) each Material Contract is a valid and binding obligation of the Company or its applicable Subsidiary and, to the knowledge of the Company, of the other party or parties thereto enforceable against the Company or its applicable Subsidiary and, to the knowledge of the Company, against the other party or parties thereto in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity); (ii) the Company has performed all obligations required to be performed by it under each Material Contract and, to the knowledge of the Company, each other party to each Material Contract has performed all obligations required to be performed by it under such Material Contract; and (iii) the Company has not received written notice of any violation or default under (nor, to the knowledge of the Company, does there exist any condition which with or without notice or lapse of time or both would cause such a violation of or material default under) any Material Contract. The Company has not received written or, to the knowledge of the Company, non-written notice from any Person that such Person intends to terminate or not renew, or seek renegotiation of the terms of, any Material Contract. Except as set forth on Section 4.19(b) of the Company Disclosure Schedule, there has been no amendment or modification of any Contract set forth on Section 4.19(b) of the Company Disclosure Schedule.

Section 4.20      Insurance.  The Company has made available to Parent all material insurance policies and fidelity bonds relating to the business, equipment, properties, employees, officers or directors, assets and operations of the Company and its Subsidiaries (collectively, the “Insurance Policies”). Except as would not reasonably be expected to have a Material Adverse Effect on the Company, each of the Insurance Policies is in full force and effect, all premiums due and payable thereon have been paid when due and the Company is in compliance in with the terms and conditions of the Insurance Policies. The Company has not received any written notice regarding any invalidation or cancellation of any Insurance Policy that has not been renewed in the ordinary course without any lapse in coverage. There are no pending material claims under any Insurance Policies in respect of which the insurer has issued a notice of denial or a reservation of rights.

Section 4.21      FCC and State and Local Communications Matters. (a) The Company or a Subsidiary of the Company is the valid holder of each of the FCC licenses and authorizations listed and described in Section 4.21(a)(i) of the Company Disclosure Schedule (“Company FCC Authorizations”), as well as each of the State and Local Authority licenses and authorizations listed and described in Section 4.21(a)(ii) of the Company Disclosure Schedule (“Company PUC Authorizations”). The Company FCC Authorizations and Company PUC Authorizations constitute all of the FCC (and state and local communications-related) licenses, authorizations and approvals held by Company and the Subsidiaries of the Company, as well as all of the FCC (and state and local communications-related) licenses, authorizations and approvals otherwise required for the operation of the business of Company and the Subsidiaries of the Company as it is presently conducted, except where the failure to hold any such licenses, authorizations and approvals, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect. The Company FCC Authorizations and Company PUC Authorizations are validly issued and in full force and effect.

(b)          The Company FCC Authorizations and Company PUC Authorizations have not been revoked, suspended, canceled, rescinded or terminated, have not expired, and are not subject to any conditions or requirements that have not been imposed upon all similar licenses generally. There is no pending or, to the knowledge of Company, threatened action by or before the FCC or any State and Local Authority to revoke, suspend, cancel, rescind or modify any of the Company FCC Authorizations or Company PUC Authorizations (other than proceedings to amend FCC rules of general applicability), and there is not now issued or outstanding or pending or, to the knowledge of Company, threatened, by or before the FCC or any State and Local Authority, any order to show cause, letter of inquiry, notice of violation, notice of apparent liability, or notice of forfeiture issued to or against Company, a Subsidiary of the Company or the Company FCC Authorizations or Company PUC Authorizations except where the existence of such order, letter or notice, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.

(c)          The Company and each of its Subsidiaries is in material compliance with all of the terms of the Company FCC Authorizations and Company PUC Authorizations, and has complied in all material respects with the Communications Act of 1934, as amended. All material reports, filings, and disclosures required to be filed by the Company or any of its Subsidiaries with the FCC or a State and Local Authority have been timely filed. All such reports and filings are materially accurate and complete. The Company and each of its Subsidiaries has timely paid all material FCC and State and Local Authority regulatory fees and other applicable material fees required to be paid by holders of such authorizations, in each case.

(d)          No Person other than Company and its Subsidiaries has or will have the right to control the use of all or any of the Company FCC Authorizations or Company PUC Authorizations, and Company or any of its Subsidiaries is the sole legal and beneficial holder of each of the Company FCC Authorizations and Company PUC Authorizations. The Company and each of its Subsidiaries has complied with all FCC and State and Local Authority rules regarding transfer of control or changes in ownership (including intracompany reorganizations) of the Company FCC Authorizations and Company PUC Authorizations, except where the failure to comply, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.

(e)          Section 4.21(e)(i) of the Company Disclosure Schedule contains a complete list, as of the date of this Agreement, of all pending applications for FCC licenses and authorizations that would be Company FCC Authorizations, if issued or granted, or for the modification, extension or renewal of any Company FCC Authorizations. Section 4.21(e)(ii) of the Company Disclosure Schedule contains a complete list, as of the date of this Agreement, of all pending applications for State and Local Authority licenses and authorizations that would be Company PUC Authorizations, if issued or granted, or for the modification, extension or renewal of any Company PUC Authorizations. There is no pending or, to the knowledge of Company, threatened action by or before the FCC or a State and Local Authority to reject or modify any such pending application or for the modification, extension or renewal of any Company FCC Authorizations or Company PUC Authorizations.

(f)          The Company and each of its Subsidiaries has paid all Taxes due to any Governmental Authority as a result of their operations pursuant to the Company FCC Authorizations and Company PUC Authorizations.

Section 4.22      CFIUS and National Security Matters.  (a) All technologies, products, technical data, and any other material manufactured or exported by the Company or any of its Subsidiaries and subject to the United States International Traffic in Arms Regulations or Export Administration Regulations are scheduled on Section 4.22(a) of the Company Disclosure Schedule.

(b)          As of the date hereof, (i) neither the Company nor any of its Subsidiaries is, and for the three years prior to the date of this Agreement, neither the Company nor any Company Subsidiary has been, a party to any U.S. federal Government Contract and (ii) neither the Company nor any of its Subsidiaries has, for the five years prior to the date of this Agreement, entered into any Government Contract with respect to a classified program.

(c)          Neither the Company nor any of its Subsidiaries stores information that is classified for national security purposes under Executive Order 13256 (or similar law, regulation or order) or holds a facility security clearance.

(d)          The Company and each of its Subsidiaries is fully compliant with all applicable obligations under the Communications Assistance to Law Enforcement Act.

Section 4.23      Finders’ Fees.  Except for Jefferies LLC, a copy of whose engagement agreement has been provided to Parent, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who might be entitled to any fee or commission from the Company or any of its Affiliates in connection with the transactions contemplated by this Agreement.

Section 4.24      Opinion of Financial Advisor.  The Board of Directors of the Company (in its capacity as such) has received the opinion of Jefferies LLC, financial advisor to the Company, to the effect that, as of the date of such opinion and based upon and subject to the various qualifications and assumptions set forth therein, the Merger Consideration to be paid to the holders of shares of Company Stock (other than the Company, Parent or their respective Affiliates) is fair from a financial point of view to such holders.  It is understood and agreed by the Parties that such written opinion is for the benefit of the Board of Directors of the Company (in its capacity as such) and may not be relied upon by Parent or Merger Subsidiary.  A signed copy of such opinion shall be delivered to Parent as soon as practicable following the date of this Agreement.

Section 4.25      Antitakeover Statutes.  The Company has taken all action necessary to exempt the Merger, this Agreement and the transactions contemplated hereby from Section 203 of Delaware Law, and, accordingly, neither such Section nor any other antitakeover or similar statute or regulation applies or purports to apply to any such transactions (“Takeover Statutes”).  No other “control share acquisition,” “fair price,” “moratorium” or other antitakeover laws enacted under U.S. state or federal laws apply to this Agreement or any of the transactions contemplated hereby.

ARTICLE 5
Representations and Warranties of Parent

Subject to Section 11.05, except as disclosed in any Parent SEC Document filed after December 31, 2014 and before the date of this Agreement, Parent represents and warrants to the Company that:

Section 5.01      Corporate Existence and Power. Each of Parent and Merger Subsidiary is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all corporate powers and all governmental licenses, franchises, authorizations, permits, certificates, consents and approvals required to carry on its business as now conducted, except for those licenses, franchises, authorizations, permits, certificates, consents and approvals the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.  Since the date of its incorporation, Merger Subsidiary has not engaged in any activities other than in connection with or as contemplated by this Agreement or in connection with arranging any financing required to consummate the transactions contemplated hereby. Merger Subsidiary was incorporated solely for the purpose of engaging in and consummating the Merger and the transactions contemplated hereby. All of the outstanding shares of capital stock of Merger Subsidiary have been validly issued, are fully paid and nonassessable and are owned, and at the Effective Time will be owned, directly or indirectly, by Parent. Parent has heretofore made available to the Company true and complete copies of the certificates of incorporation and bylaws of Parent and Merger Subsidiary as currently in effect.

Section 5.02      Corporate Authorization.  The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby are within the corporate powers of Parent and Merger Subsidiary and, have been duly authorized by all necessary corporate action.  This Agreement constitutes a valid and binding agreement of each of Parent and Merger Subsidiary, enforceable against Parent and Merger Subsidiary in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

Section 5.03      Governmental Authorization.  The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority, other than (i) the filing of a certificate of merger with respect to the Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which Parent is qualified to do business, (ii) compliance with any applicable requirements of the HSR Act and of laws analogous to the HSR Act existing in foreign jurisdictions and set forth on Section 4.03 of the Company Disclosure Schedule, (iii) compliance with any applicable requirements of the Securities Act, the Exchange Act and any other state or federal securities laws, (iv) filings as may be required with, submissions as may be necessary or advisable to, and/or permits, authorizations, consents and approvals as may be required from, the FCC (including any review by Team Telecom), (v) filings as may be required with, submissions as may be necessary or advisable to, and clearances, permits, authorizations, consents and approvals as may be required from, State and Local Authorities, including those related to any financing contemplated under this Agreement, (vi) filings as may be required with, submissions as may be necessary or advisable to, and clearances, permits, authorizations, consents and approvals as may be required from, CFIUS in order to obtain the CFIUS Approval, and (vii) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

Section 5.04      Non-contravention.  The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of Parent or Merger Subsidiary, (ii) assuming compliance with the matters referred to in Section 5.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (iii) assuming compliance with the matters referred to in Section 5.03, require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Parent or any of its Subsidiaries is entitled under any provision of any agreement or other instrument binding upon Parent or any of its Subsidiaries or any license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of the Parent and its Subsidiaries or (iv) result in the creation or imposition of any Lien on any asset of the Parent or any of its Subsidiaries, with only such exceptions, in the case of each of clauses (ii) through (iv), as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

Section 5.05      Disclosure Documents.  The information supplied by Parent for inclusion in the Proxy Statement will not, at the time the Proxy Statement and any amendments or supplements thereto is first mailed to the stockholders of the Company and at the time of the Company Stockholder Approval contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 5.06      Finders’ Fees.  There is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Parent who might be entitled to any fee or commission from the Company or any of its Affiliates in connection with the transactions contemplated by this Agreement.

Section 5.07      Litigation. As of the date hereof, there is no action, suit, investigation or proceeding pending against, or, to the knowledge of Parent and Merger Subsidiary, threatened against, or any order, judgment, ruling or decree imposed upon, Parent or Merger Subsidiary or any of their respective Affiliates before (or, in the case of threatened actions, suits, investigations or proceedings, would be before) or by (or, in the case of threatened actions, suits, investigations or proceedings, would be by) any Governmental Authority or arbitrator, that would reasonably be expected to prevent or materially impair or delay the consummation of the Merger or other transactions contemplated by this Agreement.

Section 5.08      Ownership of Shares. None of Parent, Merger Subsidiary or any of their respective Affiliates (i) is, or has been at any time during the last three (3) years, an “interested stockholder” of the Company, as defined in Section 203 of Delaware Law or (ii) owns (directly or indirectly, beneficially or of record), or is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, any shares of capital stock of the Company other than this Agreement, other than shares over which Parent or its Subsidiaries has no voting or dispositive power and held in investment funds or other managed accounts with Third Party managers.

Section 5.09      Financing.

(a)          Parent has delivered to the Company duly executed Debt Commitment Letters (and together with any fee letter related thereto, as the same may be amended, modified or replaced in accordance with Section 7.04 and together with all annexes, exhibits, schedules and other attachments thereto, the “Financing Commitments”) pursuant to which the parties thereto have agreed, subject to the terms and conditions thereof, to provide or cause to be provided the financing contemplated thereby (the “Debt Financing”), provided that for purposes of this Agreement, the Debt Financing shall also include, after the date hereof, to the extent alternative financing from alternative financial institutions is obtained in accordance with this Agreement, any such alternative financing). There are no conditions precedent or other contingencies related to the investing of the full amount of the Debt Financing, as of the date of this Agreement, other than as set forth in the Financing Commitments.  As of the date hereof, there are no side letters or other agreements, contracts or arrangements related to the funding of the Debt Financing, other than as expressly set forth in the Financing Commitments and delivered to the Company on or prior to the date of this Agreement, that could adversely affect the availability of the full amount of the Debt Financing.

(b)          As of the date hereof (i) the Financing Commitments are in full force and effect and have not been withdrawn or terminated or otherwise amended, supplemented or modified in any respect; (ii) the Financing Commitments, in the form so delivered, are legal, valid and binding obligations of Parent and Merger Subsidiary and, to the knowledge of Parent and Merger Subsidiary, the other parties thereto (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity); and (iii) no event has occurred to the knowledge of Parent or Merger Subsidiary which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent or Merger Subsidiary under any term, or a failure of any condition, of the Financing Commitments or otherwise result in any portion of the Debt Financing contemplated thereby to be unavailable. As of the date hereof, subject to the accuracy of the representations and warranties of the Company contained in Article 4 hereof, and the satisfaction of the conditions set forth in Section 9.01 and Section 9.02 hereof, neither Parent nor Merger Subsidiary has reason to believe that it will be unable to satisfy on a timely basis any term or condition contained in the Financing Commitments required to be satisfied by it or that any portion of the Debt Financing contemplated thereby will be unavailable to Parent and Merger Subsidiary at the Effective Time. Parent and Merger Subsidiary have fully paid any and all commitment fees or other fees in connection with the Financing Commitments that are due and payable on or before the date of this Agreement.

(c)          Assuming the Debt Financing is funded in accordance with the Financing Commitments, as of the date hereof, the aggregate net proceeds from the Debt Financing provided under the Financing Commitments are, together with the aggregate cash held by Parent and its Subsidiaries (which funds held by such Subsidiaries will be available to consummate the Merger as of the Closing), sufficient to fund all of the amounts required to be provided by Parent and/or Merger Subsidiary for the consummation of the transactions contemplated hereby, and are sufficient for the satisfaction of all of Parent’s and Merger Subsidiary’s obligations under this Agreement, including the payment of all amounts required to be paid pursuant to Article 2, any repayment or refinancing of indebtedness of Parent, Merger Subsidiary, the Company or any of their respective Subsidiaries required in connection with the Merger, and the payment of all associated costs and expenses of the Merger and the other transactions contemplated hereby.

(d)       The obligations of Parent and Merger Subsidiary under this Agreement are not contingent in any respect upon the funding of the amounts contemplated to be funded pursuant to the Financing Commitments. The obligations of Parent and Merger Subsidiary under this Agreement are not subject to any conditions regarding Parent’s, Merger Subsidiary’s, their respective Affiliates’, or any other Person’s ability to obtain financing for the consummation of the transactions contemplated hereby.

Section 5.10      Vote/Approval Required.  No vote or consent of the holders of any class or series of capital stock of Parent is necessary to approve this Agreement or the Merger or the other transactions contemplated hereby.  The vote or consent of NICE Systems Inc. as the sole stockholder of Merger Subsidiary (which shall have occurred prior to the Effective Time) is the only vote or consent of the holders of any class or series of capital stock of Merger Subsidiary necessary to approve this Agreement or the Merger or the other transactions contemplated hereby.

Section 5.11      Solvency. Neither Parent nor Merger Subsidiary is entering into the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors. Immediately after giving effect to all of the transactions contemplated by this Agreement, including the payment of the Merger Consideration and all other amounts required to be paid in connection with the consummation of the transactions contemplated by this Agreement, including any repayment or refinancing of indebtedness of the Company required in connection with the Merger, assuming (i) satisfaction of the conditions to the obligation of Parent and Merger Subsidiary to consummate the Merger as set forth herein, (ii) the accuracy in all material respects of the representations and warranties of the Company set forth in Article 4, and (iii) the Company’s compliance in all material respects with its covenants under Article 6 and Article 8, the Surviving Corporation will be solvent (as such term is used under Delaware Law).

ARTICLE 6
Covenants of the Company
The Company agrees that:

Section 6.01      Conduct of the Company.  From the date hereof until the Effective Time, except (w) as expressly required by this Agreement, (x) as set forth in Section 6.01 of the Company Disclosure Schedule, (y) as required by Applicable Law made available to Parent prior to the date hereof, or (z) with the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), the Company shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course consistent with past practice. Without limiting the generality of the foregoing, the Company shall, and shall cause each of its Subsidiaries to, use its reasonable best efforts to (i) preserve intact its present business organization, (ii) maintain in effect all of its material foreign, federal, state and local licenses, permits, consents, franchises, approvals and authorizations, (iii) keep available the services of its officers and Key Employees and (iv) maintain satisfactory relationships with its customers, lenders, suppliers and others having material business relationships with it.  Without limiting the generality of the foregoing, except (i) as expressly required by this Agreement, (ii) as set forth in Section 6.01 of the Company Disclosure Schedule, (iii) as required by Applicable Law or (iv) with the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), from the date hereof until the Effective Time or the termination of this Agreement in accordance with its terms, the Company shall not, nor shall it permit any of its Subsidiaries to:

(a)          amend its articles of incorporation, bylaws or other similar organizational documents (whether by merger, consolidation or otherwise);

(b)          (i) split, combine or reclassify any shares of its capital stock, (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, other than dividends by any of its wholly owned Subsidiaries or (iii) redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any Company Securities or any Company Subsidiary Securities, except in connection with repurchases of Company Stock underlying equity awards listed on Section 6.01(b) of the Company Disclosure Schedule granted to Service Providers pursuant to the terms of the Company Stock Plans;

(c)         (i) issue, deliver or sell, or authorize the issuance, delivery or sale of, any shares of any Company Securities or Company Subsidiary Securities, other than the issuance of (ii) any Company Subsidiary Securities to the Company or any other Subsidiary of the Company or (iii) any shares of Company Stock upon the exercise of Company Stock Options or the vesting or settlement of Company RSUs that, in each case, are outstanding on the date of this Agreement and as required pursuant to the terms of the Company Stock Plans governing such awards as in effect on the date of this Agreement or (iv) amend any term of any Company Security or any Company Subsidiary Security (in each case, whether by merger, consolidation or otherwise);

(d)         incur any capital expenditures or any obligations or liabilities in respect thereof, other than capital expenditures or any obligations or liabilities in respect thereof in an amount not exceeding $500,000 in the aggregate;

(e)         acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses, other than acquisitions (not including acquisitions of securities, interests or businesses) in the ordinary course of business of the Company and its Subsidiaries in a manner that is consistent with past practice;

(f)          sell, lease or otherwise transfer, or create or incur any Lien (other than Permitted Liens) on, any of the Company’s or its Subsidiaries’ assets, securities, properties, interests or businesses, other than (i) sales of obsolete equipment in the ordinary course of business consistent with past practice, (ii) sales, leases, licenses or other dispositions of assets in the ordinary course of business consistent with past practice that both (x) have a fair market value not in excess of $250,000 in the aggregate and (y) individually or in the aggregate, are not otherwise material to the business of the Company or its Subsidiaries as currently conducted or as proposed to be conducted, or (iii) Contracts specifically disclosed on  Section 4.19(a)(ii) or Section 4.19(a)(v) of the Company Disclosure Schedule;

(g)         make any loans, advances or capital contributions to, or investments in, any other Person, other than (i) loans, advances or capital contributions to, or investments in, wholly owned Subsidiaries of the Company or (ii) advances to its employees in respect of travel or other related business expenses, in each case in the ordinary course of business consistent with past practice;

(h)         create, incur, assume, suffer to exist or otherwise be liable with respect to any indebtedness for borrowed money or guarantees thereof other than under the Company Revolving Credit Facility in the ordinary course of business;

(i)          (i) enter into any Contract of the type referred to in Section 4.19(a)(iv) (or exercise any right under any such existing Contract to expand the space currently being leased by the Company) or Section 4.19(a)(vii), (ii) except for changes to pricing terms made in the ordinary course of business consistent with past practices, amend or modify or terminate any Contract set forth on Section 6.01(i)(ii) of the Company Disclosure Schedule or (iii) other than in the ordinary course of business consistent with past practice, enter into, amend or modify in any material respect or terminate any Material Contract or otherwise waive, release or assign any material rights, claims or benefits of the Company or any of its Subsidiaries;

(j)          except as required by Applicable Law or the terms of an Employee Plan as in effect on the date hereof, (i) grant or increase any severance, retention or termination pay to, or enter into or amend any retention, termination, employment, consulting, bonus, change in control or severance agreement with, any current or former Service Provider, (ii) increase the compensation or benefits provided to any current or former Service Provider (other than reasonable, market-based increases in base compensation in the ordinary course of business consistent with past practice for employees who are not Key Employees), (iii) grant any equity, equity-based or other incentive awards to, or discretionarily accelerate the vesting or payment of any such awards held by, any current or former Service Provider, (iv) establish, adopt, enter into or amend in any material respect any Employee Plan or Collective Bargaining Agreement, (v) replace any Key Employee (if a Key Employee terminates employment with the Company following the date hereof) or hire any new member of the executive committee of the Company or (vi) terminate the employment of any Key Employees other than for cause;

(k)         change the Company’s methods of accounting, except as required by concurrent changes in GAAP or in Regulation S-X of the Exchange Act, as agreed to by its independent public accountants;

(l)          settle, or offer or propose to settle, (i) any litigation, investigation, arbitration, proceeding or other claim involving or against the Company or any of its Subsidiaries, other than any such settlement (A) involving only the payment of cash in an amount not exceeding $250,000 individually, (B) which does not include any admission of liability of the Company or any of its Subsidiaries and (C) pursuant to which the Company and its Subsidiaries receive a full release of claims or (ii) any litigation, arbitration, proceeding or dispute that relates to the transactions contemplated hereby;

(m)        enter into any new line of business; or

(n)         agree, resolve or commit to do any of the foregoing.

Notwithstanding the foregoing, nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time.  Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, control and supervision over its and its Subsidiaries’ respective operations.

Section 6.02      Proxy Statement; Company Stockholder Meeting.

(a)          The Company shall use its reasonable best efforts to prepare (with Parent’s cooperation to the extent required) and file with the SEC a preliminary Proxy Statement that complies in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder and other applicable Law as soon as practicable following the date hereof (and in any event will file the preliminary Proxy Statement no later than twenty Business Days after the date of this Agreement).

(b)          The Company shall use its reasonable best efforts to respond promptly to any comments from the SEC or the staff of the SEC on the Proxy Statement. The Company shall use its reasonable best efforts to cause the Proxy Statement to be mailed to its stockholders as promptly as practicable (and in any event within five Business Days) following the later of (i) the resolution of any comments from the SEC or the staff of the SEC with respect to the preliminary Proxy Statement and (ii) the expiration of the ten day waiting period provided in Rule 14a-6(a) promulgated under the Exchange Act (the later of (i) and (ii), the “Clearance Date”)). The Company shall notify Parent promptly of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement or for additional information and shall supply Parent with copies of all correspondence between the Company or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Proxy Statement. No filing of, or amendment or supplement to, or written response to staff comments on, the Proxy Statement will be made by the Company, without providing Parent and its counsel a reasonable opportunity to review and comment thereon (which period shall not exceed five Business Days) and giving reasonable consideration in good faith to such comments. If at any time prior to the Company Stockholder Meeting (or any adjournment or postponement thereof) any information relating to the Company or Parent, or any of their respective Affiliates, directors or officers, is discovered by the Company or Parent which is required to be set forth in an amendment or supplement to the Proxy Statement, so that the Proxy Statement would not include any misstatement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and the Company shall use its reasonable best efforts to promptly file an appropriate amendment or supplement describing such information with the SEC and, to the extent required by applicable Law, disseminate such amendment or supplement to the stockholders of the Company.

(c)          The Company shall use its reasonable best efforts to duly call, establish a record date for, give notice of, convene and hold a meeting of its stockholders, for the purpose of voting upon the adoption of this Agreement (the “Company Stockholder Meeting”), so that the Company Stockholder Meeting occurs as soon as possible following the Clearance Date, in accordance with Applicable Law and the Company’s certificate of incorporation and bylaws. The Company shall not adjourn, postpone, cancel, recess or reschedule the Company Stockholder Meeting; provided that (i) the Company may postpone or adjourn the Company Stockholder Meeting without the prior written consent of Parent (but after consultation with Parent) (A) if as of the time for which the Company Stockholder Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient shares of Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholder Meeting or to the extent that at such time the Company has not received proxies sufficient to allow the receipt of the Company Stockholder Approval at the Company Stockholder Meeting, (B) to allow time for the filing and dissemination of, and a sufficient period for evaluation by the Company’s stockholders of, any supplemental or amended disclosure document to the extent that the Company’s Board of Directors has determined in good faith (after consultation with the Company’s outside legal counsel) is necessary or required under applicable Law or (C) as otherwise required by Applicable Law or any court of competent jurisdiction and (ii) the Company shall postpone or adjourn the Company Stockholder Meeting up to two times for up to 30 days each time (but not later than 10 days prior to the End Date) upon the request of Parent to the extent that at such time the Company has not received proxies sufficient to allow the receipt of the Company Stockholder Approval at the Company Stockholder Meeting. Except to the extent that the Company Board shall have effected an Adverse Recommendation Change as permitted by Section 6.03(c), the Company shall use reasonable best efforts to obtain the Company Stockholder Approval and shall include in the Proxy Statement the Company Board Recommendation. Without limiting the generality of the foregoing, unless this Agreement has been terminated in accordance with its terms, the Company shall submit this Agreement for adoption by its stockholders at the Company Stockholder Meeting whether or not an Adverse Recommendation Change shall have occurred; provided that the Proxy Statement shall include, if applicable, the disclosure of the Adverse Recommendation Change.

Section 6.03     No Solicitation; Other Offers. (a)  General Prohibitions.  Neither the Company nor any of its Subsidiaries shall, nor shall the Company or any of its Subsidiaries authorize or permit any of its or their officers, directors, employees, investment bankers, attorneys, accountants, consultants, or other agents or advisors to, directly or indirectly, (i) solicit, initiate or knowingly take any action to facilitate or encourage the submission of any Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with, furnish any information relating to the Company or any of its Subsidiaries or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to, otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by any Third Party that is seeking to make, or has made, an Acquisition Proposal, (iii) fail to make, withdraw or modify in a manner adverse to Parent the Company Board Recommendation (or recommend an Acquisition Proposal) (any of the foregoing in this clause (iii), an “Adverse Recommendation Change”), (iv) fail to enforce or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of its Subsidiaries, other than in connection with a bona fide Acquisition Proposal, (v) approve any transaction under, or any Person becoming an “interested stockholder” under, Section 203 of Delaware Law or (vi) enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument relating to an Acquisition Proposal.  It is agreed that any violation of the restrictions on the Company set forth in this Section by any Representative of the Company or any of its Subsidiaries shall be a breach of this Section by the Company.

(b)           Exceptions. Notwithstanding Section 6.03(a), at any time prior to the receipt of the Company Stockholder Approval:

(i)          the Company, directly or indirectly through its Representatives, may (A) engage in negotiations or discussions with any Third Party and its Representatives that, subject to the Company’s compliance with Section 6.03(a), has made after the date of this Agreement a bona fide, written Acquisition Proposal that the Board of Directors of the Company determines in good faith constitutes, or would reasonably be expected to lead to, a Superior Proposal and (B) furnish to such Third Party or its Representatives non-public information relating to the Company or any of its Subsidiaries pursuant to a confidentiality agreement  (a copy of which shall be provided for informational purposes only to Parent) with such Third Party with terms in all material respects no less favorable to the Company than those contained in the confidentiality agreement dated November 25, 2014 between the Company and Parent (as amended by Amendment Number 1 dated December 6, 2015, the “Confidentiality Agreement”), excluding any standstill provision included therein (provided that, in such case, any standstill provision included in the Confidentiality Agreement shall automatically cease to apply and be of no further force and effect); provided that all such information (to the extent that such information has not been previously provided or made available to Parent) is provided or made available to Parent, as the case may be, prior to or substantially concurrently with the time it is provided or made available to such Third Party);

(ii)         subject to compliance with Section 6.03(d), the Board of Directors of the Company may make an Adverse Recommendation Change (A) following receipt of a Superior Proposal or (B) in response to an Intervening Event; and

(iii)        subject to compliance with the procedures set forth in Section 10.01(d)(i) the Company may terminate this Agreement to enter into a definitive agreement with respect to a Superior Proposal;

in each case referred to in the foregoing clauses (i)(ii) and (iii), only if the Board of Directors of the Company determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under Delaware Law.

(c)           Required Notices.  The Board of Directors of the Company shall not take any of the actions referred to in Section 6.03(b) unless the Company shall have delivered to Parent a prior written notice advising Parent that it intends to take such action, and, after taking such action, the Company shall continue to advise Parent on a prompt basis of the status and terms of any discussions and negotiations with the Third Party.  In addition, the Company shall notify Parent promptly (but in no event later than 24 hours) after receipt by the Company (or any of its Representatives) of any written (or, in the case of receipt by the Company or any of its directors, officers or investment bankers, oral) Acquisition Proposal or request for information relating to the Company or any of its Subsidiaries or for access to the business, properties, assets, books or records of the Company or any of its Subsidiaries by any Third Party that has made, or that the Company in good faith believes is considering making, an Acquisition Proposal.  The Company shall provide such notice orally and in writing and shall identify the Third Party making, and the terms and conditions of, any such Acquisition Proposal, indication or request.  The Company shall keep Parent fully informed, on a current basis, of the status and material terms of any such Acquisition Proposal, indication or request, and shall promptly (but in no event later than 24 hours after receipt) provide to Parent copies of all correspondence and other written materials sent or provided to the Company or any of its Subsidiaries that describes any terms or conditions of any Acquisition Proposal (as well as written summaries of any additional or modified material terms or conditions, to the extent not already provided to Parent, conveyed orally to the Company, within 48 hours of receipt by the Company or any of its Subsidiaries). Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of the Company’s compliance with this Section 6.03(c).

(d)           “Last Look”.  Further, the Board of Directors of the Company shall not make an Adverse Recommendation Change in response to an Acquisition Proposal (or terminate this Agreement pursuant to Section 10.01(d)(i)), unless (i)  the Company notifies Parent (which notice shall not constitute an Adverse Recommendation Change), in writing at least four Business Days before taking that action, of its intention to do so (such period, the “Negotiation Period”), attaching (A) in the case of an Adverse Recommendation Change to be made following receipt of a Superior Proposal, the most current version of the proposed agreement under which such Superior Proposal is proposed to be consummated and the identity of the Third Party making the Acquisition Proposal, or (B) in the case of an Adverse Recommendation Change to be made in response to an Intervening Event, a reasonably detailed description of the reasons for making such Adverse Recommendation Change, and (ii) Parent does not make, within four Business Days after its receipt of that written notification, an offer that (A) in the case of an Adverse Recommendation Change to be made following receipt of a Superior Proposal, is at least as favorable to the stockholders of the Company from a financial point of view as such Superior Proposal; provided, that in the event there is any material modification to the terms of any such Superior Proposal (including any modification in the amount, form or mix of consideration proposed to be payable to the Company’s stockholders pursuant to such Superior Proposal), the Company shall have provided to Parent a notice of such modification and such Superior Proposal shall be deemed a new Superior Proposal to which the requirements of this Section 6.03(d) shall apply; provided, further that with respect to such new Superior Proposal, the Negotiation Period shall be deemed to be a two Business Day period rather than a four Business Day period (except that such Negotiation Period shall not expire earlier than the original Negotiation Period would have expired) or (B) in the case of an Adverse Recommendation Change to be made in response to an Intervening Event, obviates the need for such recommendation change.

(e)           Definition of Superior Proposal.  For purposes of this Agreement, “Superior Proposal” means a bona fide written Acquisition Proposal obtained after the date hereof and not in violation of Section 6.03 that the Board of Directors of the Company determines in good faith, after considering the advice of a financial advisor of nationally recognized reputation and outside legal counsel, taking into account all terms of such Acquisition Proposal that the Company’s Board of Directors deems relevant (including any termination or break-up fees and conditions to consummation) and the reasonable likelihood of consummation of such Acquisition Transaction, would be more favorable from a financial point of view to the Company’s stockholders (in their capacity as such) than the Merger (taking into account any proposal by Parent to amend the terms of this Agreement pursuant to  Section 6.03(d)); provided that for purposes of this definition, all references to “25%” in the definition of “Acquisition Proposal” shall be deemed to be “50%.”

(f)            Definition of Intervening Event.  For purposes of this Agreement, “Intervening Event” means any material change, event, occurrence or development that occurs, arises or becomes known to the Board of Directors of the Company after the date of this Agreement and prior to obtaining the Company Stockholder Approval, to the extent that such change, event, occurrence or development was unknown to the Board of Directors of the Company and was not reasonably foreseeable, in each case, as of the date of this Agreement; provided that the receipt by the Company, the existence or the terms of an Acquisition Proposal or a Superior Proposal shall not, in any event, be deemed to constitute an Intervening Event.

(g)           Obligation to Terminate Existing Discussions.  The Company shall, and shall cause its Subsidiaries and its and their Representatives to, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any Third Party and its Representatives conducted prior to the date hereof with respect to any Acquisition Proposal.  The Company shall promptly request that each Third Party, if any, that has executed a confidentiality agreement within the 12-month period prior to the date hereof in connection with its consideration of any Acquisition Proposal and that is in possession of confidential information heretofore furnished to such Person by or on behalf of the Company or any of its Subsidiaries to return or destroy all such confidential information (and all analyses and other materials prepared by or on behalf of such Person that contains, reflects or analyzes that information).  The Company shall use its  reasonable best efforts to secure all such certifications as promptly as practicable.

(h)           Nothing contained in this Agreement shall prohibit the Board of Directors of the Company from (i) complying with its disclosure obligations under United States federal or state law with regard to an Acquisition Proposal, including taking and disclosing to its stockholders a position contemplated by Rule 14d-9, 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, (ii) making any “stop-look-and-listen” communication to the stockholders of the Company pursuant to Rule 14d-9(f) promulgated under the Exchange Act, it being agreed that the making of such communication shall not be an Adverse Recommendation Change or (iii) making any disclosure to the Company’s stockholders that is required by Applicable Law; provided, however, that any such disclosure or communication that constitutes or contains an Adverse Recommendation Change shall only be made in accordance with Section 6.03.

Section 6.04     Access to Information.  Subject to the last sentence of this Section 6.04, from the date hereof until the Effective Time and subject to Applicable Law and the Confidentiality Agreement, upon reasonable written prior notice, the Company shall (i) give to Parent, its counsel, financial advisors, auditors and other authorized Representatives reasonable access during normal business hours to the offices, properties, books and records of the Company and its Subsidiaries, (ii) furnish to Parent, its counsel, financial advisors, auditors and other authorized Representatives such financial and operating data and other information as such Persons may reasonably request and (iii) instruct its employees, counsel, financial advisors, auditors and other authorized Representatives to cooperate with Parent in its investigation of the Company and its Subsidiaries.  Any investigation pursuant to this Section 6.04 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company and its Subsidiaries.  No information or knowledge obtained in any investigation pursuant to this Section 6.04 shall affect or be deemed to modify any representation or warranty made by any party hereunder.  Notwithstanding anything herein to the contrary, under no circumstances shall the Company, its Subsidiaries or their respective Representatives be required to furnish any person with, or be required to provide access to any person to, information about the Company or any of its Subsidiaries that is prohibited by any Applicable Law or contractual restraint enforceable upon the Company or any of its Subsidiaries, or where such access to information would reasonably be expected to involve the waiver of any attorney-client privilege; provided that, in each such case, the Company shall use commercially reasonable efforts to obtain any required consent or develop alternative arrangements (including, in the case of access that would reasonably be expected to involve the waiver of any attorney-client privilege, entry into a joint defense agreement) reasonably acceptable to the Company and Parent so that such information can be furnished to Parent in a manner that does not violate any Applicable Law or contractual restraint or involve the waiver of any attorney-client privilege.

Section 6.05     Stockholder Litigation.  Until the earlier of the termination of this Agreement in accordance with its terms or the Effective Time, the Company will promptly provide Parent with any pleadings and correspondence relating to any stockholder litigation or dispute against the Company or any of its officers or directors relating to this Agreement or the transactions contemplated hereby (including derivative claims) and will keep Parent reasonably informed regarding the status of any such litigation or dispute. The Company will cooperate with and, to the extent reasonably practicable, give Parent the opportunity to consult and participate with respect to the defense or settlement of any such Proceeding (at Parent’s expense), and the Company will not agree to any such settlement without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed.

Section 6.06     Company Notes.  The Company shall comply with its obligations under the Company Notes Indenture that arise as a result of the execution, delivery or performance by the Company of this Agreement and the consummation of the transactions contemplated hereby, including the delivery of any notices, certificates and opinions required in connection with the transactions contemplated hereby.

Section 6.07     Tax Matters. (a) From the date hereof until the Effective Time, neither the Company nor any of its Subsidiaries shall make or change any material Tax election, change any annual tax accounting period, adopt or change any method of tax accounting, file any material amended Tax Returns or claims for material Tax refunds, enter into any material closing agreement, surrender any material Tax claim, audit or assessment, surrender or settle any right to claim a material Tax refund, offset or other reduction in Tax liability, consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment or take or omit to take any other action, if any such action or omission would have the effect of increasing the Tax liability or reducing any Tax Asset of the Company or any of its Subsidiaries.

(b)           The Company and each of its Subsidiaries shall establish or cause to be established in accordance with GAAP on or before the Effective Time an adequate accrual for all material Taxes due with respect to any period or portion thereof ending prior to or as of the Effective Time.

(c)           The payment of any transfer, documentary, sales, use, stamp, registration, value added and other Taxes and fees (including any penalties and interest) incurred solely by a holder of Company Stock in connection with the Mergers, and the filing of any related Tax Returns and other documentation with respect to such Taxes and fees, shall be the sole responsibility of such holder.

Section 6.08     Financing Cooperation.

(a)           During the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article 10 and the Effective Time, the Company shall, and shall cause its Subsidiaries and the Company’s and its Subsidiaries’ Representatives to, at Parent’s sole expense (solely with respect to reasonable and documented out-of-pocket fees, costs and expenses (including those of its accountants and legal counsel)), reasonably cooperate in connection with the arrangement of the Debt Financing as may be reasonably requested by Parent (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries).  Such cooperation by the Company shall include, at the reasonable request of Parent:

(i)            agreeing to enter into such agreements and to deliver such officer’s certificates as are customary in financings of such type and as are, in the good faith determination of the persons executing such officer’s certificates, accurate, and agreeing to enter into credit agreements and to pledge, grant security interests in, and otherwise grant liens on, the Company’s and its Subsidiaries’ assets pursuant to such agreements;

(ii)           providing to the Debt Financing Parties financial and other information regarding the Company and its Subsidiaries that is relevant to the Debt Financing (as determined in the reasonable discretion of the Parent or the Debt Financing Parties) in the Company’s or its Subsidiaries’ possession or that is reasonably available or that the Company or its Subsidiaries prior to the date hereof in the ordinary course of business would have produced (and in accordance with the timeframe in which such information would have been produced) (including audited and unaudited financial statements and audit reports as of and for periods both before and after the date hereof as are identified in paragraph 8 of Exhibit C of the Debt Commitment Letters and within the time periods set forth therein, provided that such financial statements shall be provided in a manner as is consistent with the Company’s existing practices), assisting in the preparation of any pro forma financial information or projections promptly upon request of Parent, making the Company’s and its Subsidiaries’ senior officers available at reasonable times and for a reasonable number of meetings to assist the Debt Financing Parties (including by way of participation in meetings, presentations, marketing sessions and due diligence sessions with the Debt Financing Parties, prospective lenders and/or rating agencies), and otherwise reasonably cooperating in connection with the consummation of the Debt Financing (including the due diligence process) and reasonable marketing efforts with respect thereto (including assisting with the preparation of materials for rating agency, bank information memoranda (including a bank information memorandum that does not include material non-public information and the delivery of customary authorization letters with respect to the bank information memoranda executed by a senior officer of the Company) and similar documents required or necessary in connection with the Debt Financing);

(iii)          using reasonable best efforts to obtain from the Company’s and its Subsidiaries’ accounting firm accountants’ comfort letters and consents customary for debt financings, and assisting Parent and its counsel with information required for customary legal opinions required to be delivered in connection therewith and cooperating in obtaining any necessary valuations;

(iv)          at least the later of five Business Days prior to the Closing Date or three Business Days from the date of the request, furnishing all documentation and other information about the Company and its Subsidiaries that the potential financing sources have reasonably requested in connection with applicable “know your customer” and anti-money laundering rules and regulations;

(v)           taking all corporate, limited liability company, partnership or other similar actions by the Company and its Subsidiaries that are reasonably necessary to permit the consummation of the Debt Financing;

(vi)          using reasonable best efforts to cooperate with Parent to satisfy any conditions precedent to the Debt Financing to the extent within the control of the Company and its Subsidiaries;

(vii)         obtaining customary payoff letters, lien terminations and instruments of discharge to be delivered on the Closing to allow for the payoff, discharge and termination in full on the Closing of the Company Revolving Credit Facility; and

(viii)        providing customary authorization letters to the Debt Financing Parties authorizing the distribution of information to prospective lenders or investors and containing customary representations to the Debt Financing Parties. Parent shall promptly reimburse the Company for any out-of-pocket expenses and costs reasonably incurred in connection with the Company’s or its Affiliates’ obligations under this Section 6.08(a) (in accordance with Section 6.09).

(b)           Notwithstanding anything in this Agreement to the contrary:

(i)            nothing in this Agreement shall require any cooperation to the extent that it would require the Board of Directors of the Company or any of its Subsidiaries to take any action that would be effective prior to the Effective Time or the Company or any of its Subsidiaries or Representatives, as applicable, to waive or amend any terms of this Agreement, agree to pay any commitment or other fees or reimburse any expenses (for which the Company is not promptly reimbursed by Parent prior to the Closing Date or termination of this Agreement) or to approve the execution or delivery of any document or certificate in connection with the Debt Financing (or any alternative financing) prior to the Effective Time;

(ii)           no officer of the Company or any of its Subsidiaries who is not reasonably expected to be an officer of the Surviving Corporation shall be obligated to deliver any certificate in connection with the Debt Financing and no counsel for the Company or any of its Subsidiaries shall be obligated to deliver any opinion in connection with the Debt Financing; and

(iii)          irrespective of the above, no obligation of the Company or any of its Subsidiaries under any certificate, document or instrument (other than the authorization letters referred to above) shall be effective until the Effective Time (or immediately prior thereto) and none of the Company or any of its Subsidiaries shall be required to take any action under any certificate, document or instrument that is not contingent upon the Closing (including entry into any agreement that is effective before the Effective Time or distribution of any cash by or to the Company that is effective before the Effective Time) or that would be effective prior to the Effective Time (or immediately prior thereto).

(c)            If the Company shall in good faith reasonably believe that it has provided all information and assistance required from the Company for Parent to prepare the Required Financial Information (the “Company RFI Support”), it may deliver to Parent a written notice to that effect (stating when it believes it completed providing the Company RFI Support) (the “Company RFI Notice”), in which case the Company shall be deemed to have completed delivery of the Company RFI Support and the Marketing Period shall commence no later than the later of (x) 30 Specified Business Days after the date hereof and (y) 10 Specified Business Days after delivery of the Company RFI Notice; provided that, if Parent in good faith reasonably believes the Company has not completed providing the Company RFI Support, then Parent may, not later than 5:00 p.m. (New York time) four Specified Business Days after the delivery of the Company RFI Notice by the Company, deliver a written notice to the Company to that effect (stating with specificity the extent to which the Company RFI Support has not been provided (the “Company RFI Support Deficiency”)), in which case the Marketing Period shall commence no later than 10 Specified Business Days after the Company has provided the additional Company RFI Support or corrected the initial Company RFI Support in order to resolve the Company RFI Support Deficiency.

(d)           The Company hereby consents to the reasonable use of the Company’s and its Subsidiaries’ logos in connection with the Debt Financing, provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or good will of the Company or any of its Subsidiaries or any of their logos and on such other customary terms and conditions as the Company shall reasonably impose.

Section 6.09     Financing Fees and Expenses.  Parent shall promptly, upon the termination of this Agreement in accordance with its terms, reimburse the Company for all reasonable and documented out-of-pocket fees, costs and expenses (including those of its accountants and legal counsel) incurred by or on behalf of the Company or any of its Subsidiaries in connection with their compliance with Section 6.08 and shall indemnify and hold harmless the Company and its Subsidiaries and each of their respective Representatives from and against all losses, damages, claims, fees, costs and expenses suffered or incurred by any of them in connection with the arrangement of the Debt Financing (including any alternative financing) and any information used in connection therewith (except with respect to any information provided by or on behalf of the Company or any of its Subsidiaries or any of their respective Representatives), except in the event such losses, damages, claims, fees, costs or expenses arose out of or result from the fraud, gross negligence, recklessness, bad faith or willful misconduct of the Company, its Subsidiaries or any of their respective Representatives.

ARTICLE 7
Covenantsof Parent

Parent agrees, and solely with respect to Section 7.04, Parent and Merger Subsidiary agree, that:

Section 7.01     Obligations of Merger Subsidiary. Parent shall take all action necessary to cause Merger Subsidiary to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement. Immediately following the execution of this Agreement, Parent shall cause NICE Systems Inc. to execute and deliver, in accordance with Section 228 of the Delaware Law and in its capacity as the sole stockholder of Merger Subsidiary, a written consent adopting this Agreement and approve the Merger in accordance with Delaware Law.

Section 7.02     Director and Officer Liability.  Parent shall cause the Surviving Corporation, and the Surviving Corporation hereby agrees, to do the following:

(a)           For six years after the Effective Time, the Surviving Corporation shall indemnify and hold harmless the present and former officers and directors of the Company (each, an “Indemnified Person”) in respect of acts or omissions occurring at or prior to the Effective Time to the fullest extent permitted by Delaware Law or any other Applicable Law or provided under the Company’s certificate of incorporation and bylaws in effect on the date hereof; provided that such indemnification shall be subject to any limitation imposed from time to time under Applicable Law.

(b)          For six years after the Effective Time, Parent shall cause to be maintained in effect provisions in the Surviving Corporation’s certificate of incorporation and bylaws (or in such documents of any successor to the business of the Surviving Corporation) regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence on the date of this Agreement.

(c)          Prior to the Effective Time, the Company shall or, if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to, obtain and fully pay the premium for the non-cancellable extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, “D&O Insurance”), in each case for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of the Company or any of its Subsidiaries by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby); provided that the Company shall give Parent a reasonable opportunity to participate in the selection of such tail policy and the Company shall give reasonable and good faith consideration to any comments made by Parent with respect thereto; and provided further that in no event shall the Company expend for such policies an aggregate premium amount in excess of 300% of the amount per annum the Company paid in its last full fiscal year, which amount is set forth in Section 7.02(c) of the Company Disclosure Schedule (the “Maximum Amount”).  If the Company or the Surviving Corporation for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall continue to maintain in effect, for a period of at least six years from and after the Effective Time, the D&O Insurance in place as of the date hereof with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies as of the date hereof, or the Surviving Corporation shall purchase comparable D&O Insurance for such six-year period with terms, conditions, retentions and limits of liability that are no less favorable than as provided in the Company’s existing policies as of the date hereof; provided that in no event shall Parent or the Surviving Corporation be required to expend for such policies pursuant to this sentence an annual premium amount in excess of the Maximum Amount; and provided further that if the aggregate premiums of such insurance coverage exceed such amount, the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount.

(d)          If Parent, the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 7.02.

(e)          The rights of each Indemnified Person under this Section 7.02 shall be in addition to any rights such Person may have under the certificate of incorporation or bylaws of the Company or any of its Subsidiaries, or under Delaware Law or any other Applicable Law or under any agreement of any Indemnified Person with the Company or any of its Subsidiaries (the “Indemnification Agreements”).  These rights, including the Indemnification Agreements, shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Person and shall not be terminated or modified in such a manner as to adversely affect in any material respect any Indemnified Person without the consent of such affected Indemnified Person, subject to Applicable Law.

Section 7.03     Employee Matters.  (a)  During the period beginning at the Effective Time and ending on the first anniversary of the Closing Date (or such shorter period of employment, as the case may be), Parent shall, or shall cause its Subsidiaries to, provide to each employee who is actively employed by the Company or its Subsidiaries at the Effective Time (each, a “Covered Employee”), (i) a base salary or rate of pay that is at least equal to such Covered Employee’s base salary or rate of pay immediately prior to the Effective Time (except that any such base salary or rate of pay may be reduced in connection with any across the board reduction in base salary or rate of pay of all similarly situated employees of Parent and its Subsidiaries) and (ii) other compensation, severance protections and employee benefits that are substantially comparable in the aggregate to the other compensation and employee benefits (other than equity compensation and other long term incentives, change in control, retention, transition, stay or similar arrangements) that were provided to such Covered Employee under the Employee Plans immediately prior to the Effective Time.

(b)          Crediting of Payments.  In the event any Covered Employee first becomes eligible to participate under any employee benefit plan, program, policy or arrangement of Parent or any of its Subsidiaries (each, a “Parent Plan”) following the Effective Time, Parent shall, or shall cause its Subsidiaries to use reasonable best efforts to: (i) waive any preexisting condition exclusions and waiting periods with respect to participation and coverage requirements applicable to such Covered Employee (and any eligible dependents thereof) under any Parent Plan providing medical, dental or vision benefits to the same extent such limitation would have been waived or satisfied under the Employee Plan such Covered Employee participated in immediately prior to coverage under such Parent Plan and (ii) provide such Covered Employee with credit for any copayments, coinsurance and deductibles paid under an Employee Plan prior to such Covered Employee’s coverage under any Parent Plan during the calendar year in which such amount was paid, to the same extent such credit was given under the Employee Plan such Covered Employee participated in immediately prior to coverage under such Parent Plan in satisfying any applicable deductible or out-of-pocket requirements under such Parent Plan.

(c)          Service Crediting.  As of the Effective Time, Parent shall, or shall cause its Subsidiaries to, recognize all service of each Covered Employee prior to the Effective Time with the Company and its Subsidiaries (or any predecessor entities of either to the extent the Company or one of its Subsidiaries provides such past-service credit under a similar Employee Plan) for all purposes including vesting, eligibility and benefit accrual purposes (except for benefit accrual under any defined benefit retirement plan).  In no event shall anything contained in this Section 7.03(c) result in any duplication of benefits for the same period of service.

(d)          Company 401(k) Plans.  At the request of Parent no later than five Business Days prior to the Closing Date, the Company shall take all actions necessary so that effective as of immediately prior to the Effective Time, the Company shall terminate (i) the Company’s 401(k) Plan, (ii) the Uptivity 401(k) Plan and (iii) any other 401(k) plan maintained by the Company or its Subsidiaries pursuant to resolutions of the Company’s Board of Directors that are reasonably satisfactory to Parent.  In connection with any termination of such plans, Parent shall permit each Covered Employee to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code, including all participant loans) in cash or notes (in the case of participant loans) in an amount equal to the eligible rollover distribution portion of the account balance distributed to each such Covered Employee from such plan to an “eligible retirement plan” (within the meaning of Section 401(a)(31) of the Code) of Parent or any of its Subsidiaries.

(e)          ESPP.  Prior to the Effective Time, the Company shall take all actions, including adopting any resolutions or amendments, with respect to the Company’s 2005 Employee Stock Purchase Plan (the “ESPP”) to: (i) cause the Participation Period (as defined in the ESPP) ongoing as of the date of this Agreement to be the final Participation Period under the ESPP and the options under the ESPP to be exercised on the earlier of (x) the scheduled purchase date for such Participation Period and (y) the date that is seven Business Days prior to the Effective Time (with any participant payroll deductions not applied to the purchase of shares returned to the participant), (ii) prohibit participants in the ESPP from increasing their payroll deductions from those in effect on the date of this Agreement and (iii) terminate the ESPP effective immediately prior to the Effective Time.

(f)          Employee Plan Termination.  Prior to the Closing Date, the Company shall take all actions that may be necessary or appropriate to terminate as of the Closing Date: (i) each Employee Plan set forth in Section 7.03(f) of the Company Disclosure Schedule and (ii) if requested by Parent not later than five (5) Business Days prior to the Closing Date, any Employee Plan that the Company is authorized to unilaterally terminate without the consent of any third party and without payment of any termination fees. All resolutions, notices, participant communications or other documents issued, adopted or executed in connection with the termination of such Employee Plans shall be subject to Parent’s reasonable opportunity to review and comment.

(g)          Without limiting the generality of Section 11.06, nothing in this Section 7.03, express or implied, (i) is intended to or shall confer upon any Person other than the parties hereto, including any Covered Employee or any former Service Provider, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, (ii) shall establish, or constitute an amendment, termination or modification of, or an undertaking to amend, establish, terminate or modify, any benefit plan, program, agreement or arrangement, (iii) shall alter or limit the ability of Parent or any of its Subsidiaries (or, following the Effective Time, the Company or any of its Subsidiaries) to amend, modify or terminate any benefit plan, program, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them or (iv) shall create any obligation on the part of Parent or its Subsidiaries (or, following the Effective Time, the Company or any of its Subsidiaries) to employ any Covered Employee for any period following the Closing Date.

Section 7.04     Financing.

(a)          Subject to the terms and conditions of this Agreement, each of Parent and Merger Subsidiary shall use, and shall cause their Affiliates to use, their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange the Debt Financing as promptly as practicable on the terms and conditions described in the Debt Commitment Letters, including using (and causing their Affiliates to use) their respective reasonable best efforts to: (i) maintain in effect the Financing Commitments, (ii) provide to the Company a list of the information and the assistance required from the Company for Parent to prepare the Required Financial Information as promptly as practicable (and in any event not later than 10 Specified Business Days) after the date hereof; (iii) provide the Required Financial Information to the Debt Financing Sources as promptly as practicable after the date hereof, (iv) negotiate definitive agreements with respect thereto as promptly as practicable after the date hereof substantially on the terms and conditions contained in the Financing Commitments or, with respect to conditions relating to funding, on other terms no less favorable to Parent or Merger Subsidiary, which agreements shall be in effect no later than the Effective Time, (iv) satisfy, or cause their Representatives to satisfy, on a timely basis all conditions applicable to Parent, Merger Subsidiary or their respective Representatives in such definitive agreements to be satisfied by Parent, Merger Subsidiary or their respective Representative, and (v) cause the Debt Financing Parties and any other Persons providing Debt Financing to fund the Debt Financing at or prior to the Effective Time.

(b)          Parent shall not agree to, or permit, any amendments or modifications to, or any waivers under, the Financing Commitments without the prior written consent of the Company if such amendments, modifications or waivers would reduce the aggregate amount of the Debt Financing (including by changing the amount of fees to be paid or original issue discount of the Debt Financing) such that after giving effect to such amendment, the Parent would not have sufficient funds under the amended Financing Commitments, together with any cash on hand, to consummate the Merger, or impose new or additional conditions or otherwise expand the then existing conditions precedent to funding of the Debt Financing at or prior to the Effective Time, if such new or additional conditions or such expanded existing conditions would reasonably be expected to (i) prevent or materially delay or impair the ability of Parent to consummate the Merger or (ii) adversely impact the ability of Parent or Merger Subsidiary to enforce its rights against the other parties to the Financing Commitments; provided that, for the avoidance of doubt, each of Parent and Merger Subsidiary may amend the Debt Commitment Letters to add lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Debt Commitment Letter as of the date hereof; provided further that, without derogating from any of the Company’s other obligations under Section 6.08, the Company shall have no obligation to comply with Section 6.08 of this Agreement in connection with such amendments.

(c)          In the event that Parent determines that any portion of the Debt Financing will not be available in the manner or from the sources contemplated in the Financing Commitments, (i) Parent shall promptly so notify the Company and (ii) Parent and Merger Subsidiary shall use their respective reasonable best efforts to arrange and obtain, and to negotiate and enter into definitive agreements with respect to, alternative financing from alternative financial institutions in an amount sufficient to consummate the transactions contemplated by this Agreement that includes conditions to funding not materially less favorable to Parent than those in the Financing Commitments, as promptly as practicable following the occurrence of such event (and in any event no later than the Effective Time).

(d)          Each of Parent and Merger Subsidiary acknowledges and agrees that neither the obtaining of the Debt Financing or any alternative financing, nor the completion of any issuance of securities contemplated by the Debt Financing or any alternative financing, is a condition to the Closing.

(e)          Parent shall (i) promptly furnish the Company complete, correct and executed copies of the Financing Commitments and any amendment, modification or replacement of any Financing Commitments promptly upon their execution (provided, that provisions in such fee letter(s) related to fees and pricing may be redacted (none of which redacted provisions adversely affect the availability of, or impose additional conditions on the availability of, the Debt Financing at the closing)), (ii) give the Company prompt written notice of any breach or threatened (in writing) breach by any party of any of the Financing Commitments or the Financing Commitment of which Parent or Merger Subsidiary becomes aware or any termination or threatened (in writing) termination thereof, (iii) after the receipt of any written notice or other written communication received from any Debt Financing Party, give the Company prompt written notice of any material dispute or disagreement between or among any parties to any Financing Commitment that would reasonably be expected to result in a breach under the Financing Commitment, (iv) give the Company prompt written notice if for any reason Parent or Merger Subsidiary has determined in good faith that it will not be able to obtain all or any portion of the Debt Financing on substantially the terms and conditions contemplated by the Financing Commitments, (v) promptly furnish any additional information reasonably requested in writing by the Company relating to the circumstances in clauses (i) through (iv) of this Section 7.04(e)) and (vi) keep the Company reasonably informed of the status of its efforts to arrange the Debt Financing (or any alternative financing).

ARTICLE 8
Covenants of Parent and the Company

The parties hereto agree that:

Section 8.01     Reasonable Best Efforts. (a) Subject to the terms and conditions of this Agreement, the Company and Parent shall use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law to consummate the transactions contemplated by this Agreement, including (i) preparing and filing as promptly as practicable with any Governmental Authority or other third party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority or other third party that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement; provided that the parties hereto understand and agree that the reasonable best efforts of Parent shall not be deemed to require Parent to, and, without the prior written consent of Parent, the Company shall not, (A) enter into any settlement, undertaking, consent decree, stipulation or agreement with any Governmental Authority in connection with the transactions contemplated hereby or (B) sell, divest or otherwise hold separate (including by establishing a trust or otherwise), or take any other action (or otherwise agree to do any of the foregoing), in each case of clauses (A) and (B), (1) with respect to any of Parent’s or its Subsidiaries’ businesses, assets or properties or (2) with respect to any of the Company’s or its Subsidiaries’ businesses, assets or properties, unless, in the case of this clause (2) only, such action would not reasonably be expected to be, individually or in the aggregate, adverse in any material respect to the Company and its Subsidiaries, taken as a whole.  Each of Parent and the Company shall (i) cooperate in all respects and consult with each other in connection with filings, including by allowing the other party to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions, (ii) promptly inform the other party of any communication received by such party from, or given by such party to, Governmental Authorities, by promptly providing copies to the other party of any such written communications and (iii) permit the other party to review in advance any communication that it gives to, and consult with each other in advance of any meeting, substantive telephone call or conference with Governmental Authorities, and to the extent not prohibited by a Governmental Authority, give the other party the opportunity to attend and participate in any in-person meetings with that Governmental Authority.

(b)          In furtherance and not in limitation of the terms set forth in Section 8.01(a), each of Parent and the Company shall make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable and in any event within 10 Business Days of the date hereof and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and to use their reasonable best efforts to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable.

(c)          In furtherance and not in limitation of the terms set forth in Section 8.01(a), Parent and the Company shall use their reasonable best efforts to obtain the approvals of the FCC and State and Local Authorities.  Such reasonable best efforts shall include promptly after the date hereof making any filings required in connection with such approvals and providing any information requested by the FCC, Team Telecom, and State and Local Authorities in connection with the transactions contemplated by this Agreement.

(d)          In furtherance and not in limitation of the terms set forth in Section 8.01(a), Parent and the Company shall use their reasonable best efforts to obtain the CFIUS Approval.  Such reasonable best efforts shall include promptly after the date hereof making any draft and final filings required in connection with the CFIUS Approval in accordance with the DPA, and providing any information requested by CFIUS or any other agency or branch of the U.S. government in connection with the CFIUS review or investigation of the transactions contemplated by this Agreement within the timeframes required by the DPA, unless CFIUS agrees in writing to an extension of such timeframe.  Notwithstanding the foregoing or anything to the contrary contained in this Agreement, in the event that CFIUS notifies Parent and the Company that CFIUS (A) has completed its review or investigation and determined it has unresolved national security concerns and (B) intends to send a report to the President of the United States requesting the President’s decision because it either (1) recommends that the President act to suspend or prohibit the Merger, (2) is unable to reach a decision on whether to recommend that the President suspend or prohibit the Merger, or (3) requests that the President make a determination with regard to the Merger (a “CFIUS Turndown”), Parent may request a withdrawal of the notice filed with CFIUS in connection with the CFIUS Approval and neither Parent nor the Company shall have any further obligation to seek CFIUS Approval.

Section 8.02     Public Announcements. Except as otherwise contemplated by Section 6.03 in connection with any Adverse Recommendation Change, Parent, Merger Subsidiary and the Company shall consult with each other before issuing any press release, having any communication with the press (whether or not for attribution), making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the transactions contemplated hereby and the Company shall not issue any such press release or make any such other public statement or schedule any such press conference or conference call without such consultation; provided, however, that the restrictions set forth in this Section 8.02 shall not apply to any release or public statement (i) required by Applicable Law or any applicable listing authority (in which case the parties shall use reasonable best efforts to (x) consult with each other prior to making any such disclosure and (y) cooperate (at the other party’s expense) in connection with the other party’s efforts to obtain a protective order), (ii) made or proposed to be made by the Company in compliance with Section 6.03 with respect to the matters contemplated by Section 6.03 (or by Parent in response thereto) or (iii) in connection with any dispute between the parties regarding this Agreement, the Merger or the other transactions contemplated hereby.

Section 8.03     Further Assurances.  At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Subsidiary, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Subsidiary, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

Section 8.04     Notices of Certain Events.  Each of the Company and Parent shall promptly notify the other of:

(a)          any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(b)          any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement;

(c)          any actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries or Parent or any of its Subsidiaries, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to any Section of this Agreement or that relate to the consummation of the transactions contemplated by this Agreement;

(d)          any inaccuracy of any representation or warranty contained in this Agreement at any time during the term hereof that could reasonably be expected to cause any condition set forth in Article 9 not to be satisfied; and

(e)          any failure of that party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder that could reasonably be expected to cause any condition set forth in Article 9 not to be satisfied;

provided, that the delivery of any notice pursuant to this Section 8.04 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

Section 8.05          Section 16 Matters.  Prior to the Effective Time, the Company shall take all steps as may be required to cause any dispositions of Company Stock (including derivative securities with respect to Company Stock) resulting from the transactions contemplated by Article 2 of this Agreement by each officer and director of the Company who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 8.06     Stock Exchange De-listing; Exchange Act Deregistration. Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under Applicable Laws and rules and policies of the NASDAQ to enable the de-listing by the Surviving Corporation of the Company Stock from the NASDAQ and the deregistration of the Company Stock under the Exchange Act as promptly as practicable after the Effective Time.

Section 8.07     Takeover Statutes. If any Takeover Statute shall become applicable to the transactions contemplated by this Agreement, each of the Company, Parent and Merger Subsidiary and the respective members of their boards of directors shall, to the extent permitted by Applicable Law, use reasonable best efforts to grant such approvals and to take such actions as are reasonably necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated herein and otherwise to take all such other actions as are reasonably necessary to eliminate or minimize the effects of any such statute or regulation on the transactions contemplated hereby.

ARTICLE 9
Conditions to the Merger

Section 9.01     Conditions to the Obligations of Each Party.  The respective obligations of each of the Company, Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction (or waiver, if permissible under Applicable Law) on or prior to the Closing Date of the following conditions:

(a)          the Company Stockholder Approval shall have been obtained in accordance with Delaware Law;

(b)          no Applicable Law shall make consummation of the Merger illegal or otherwise prohibited;

(c)          any applicable waiting period (and any extension thereof) under the HSR Act relating to the Merger shall have expired or been terminated;

(d)          the CFIUS Approval shall have been obtained; and

(e)          all actions by or in respect of, or filings with, any Governmental Authority, including the FCC and State and Local Authorities, required to permit the consummation of the Merger, including the actions and filings set forth on Section 4.03 of the Company Disclosure Schedule, shall have been taken, made or obtained.

Section 9.02     Conditions to the Obligations of Parent and Merger Subsidiary. The obligations of Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction (or waiver, if permissible under Applicable Law) on or prior to the Closing Date of the following further conditions:

(a)          (i) the Company shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time, (ii) (A) the representations and warranties of the Company contained in Section 4.05 (other than the information set forth on Section 4.05 of the Company Disclosure Schedule with respect to the holder and the date of grant) shall be true at and as of the Effective Time as if made at and as of such time, with, in the case of this clause (A), only such exceptions that in the aggregate do not result in a net increase to the total amount of consideration to be paid by Parent pursuant to Article 2 by more than a de minimis amount, (B) the representations and warranties of the Company contained in Sections 4.01, 4.02, 4.03, 4.06, and 4.25 (disregarding all materiality and Material Adverse Effect qualifications contained therein) shall be true in all material respects at and as of the Effective Time as if made at and as of such time (other than such representations and warranties that by their terms address matters only as of another specified time, which shall be true in all material respects only as of such time) and (C) the other representations and warranties of the Company contained in this Agreement or in any certificate or other writing delivered by the Company pursuant hereto (disregarding all materiality and Material Adverse Effect qualifications contained therein) shall be true at and as of the Effective Time as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which shall be true only as of such time), with, in the case of this clause (C), only such exceptions as have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company; and (iii) Parent shall have received a certificate signed by an executive officer of the Company to the foregoing effect; and

(b)          since December 31, 2015, there shall not have occurred any event, occurrence, revelation or development of a state of circumstances or facts which, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on the Company.

Section 9.03     Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction (or waiver, if permissible under Applicable Law) on or prior to the Closing Date of the following further conditions:

(a)          (i) each of Parent and Merger Subsidiary shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time, (ii) the representations and warranties of Parent and Merger Subsidiary contained in this Agreement or in any certificate or other writing delivered by Parent or Merger Subsidiary pursuant hereto (disregarding all materiality and Material Adverse Effect qualifications contained therein) shall be true and correct at and as of the Effective Time as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which shall be true and correct only as of such time), with only such exceptions as have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent and (iii) the Company shall have received a certificate signed by an executive officer of the Parent to the foregoing effect.

ARTICLE 10
Termination

Section 10.01     Termination.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the stockholders of the Company):

(a)           by mutual written agreement of the Company and Parent;

(b)           by either the Company or Parent, if:

(i)          the Merger has not been consummated on or before 5:00 p.m. (New York time) on December 31, 2016, (the “End Date”); provided that, if mutually agreed by Parent and the Company, the End Date may be extended to February 17, 2017 (and if so extended, such later date shall be deemed the “End Date”); provided, further, that the right to terminate this Agreement pursuant to this Section 10.01(b)(i) shall not be available to any party whose breach of any provision of this Agreement results in the failure of the Merger to be consummated by such time;

(ii)         there shall be any Applicable Law that (A) makes consummation of the Merger illegal or otherwise prohibited or (B) enjoins the Company or Parent from consummating the Merger and such injunction shall have become final and nonappealable;

(iii)        there shall have been a CFIUS Turndown; or

(iv)       at the Company Stockholder Meeting (including any adjournment or postponement thereof), the Company Stockholder Approval shall not have been obtained upon a vote taken thereon; or

(c)           by Parent, if:

(i)          a Triggering Event shall have occurred;

(ii)         a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement shall have occurred that would cause the condition set forth in Section 9.02(a) not to be satisfied, and such condition is incapable of being satisfied by the End Date or, if curable, is not cured by the Company within 30 days of receipt by the Company of written notice of such breach or failure; provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 10.01(c)(ii) if, at the time of the delivery of such notice, Parent or Merger Subsidiary is in material breach of its or their obligations under this Agreement; or

(iii)        any Governmental Authority that is required to take any action to permit the consummation of the Merger will not take such action without imposing conditions that would require Parent, the Company or any of their respective Subsidiaries to take actions that Parent is not required to agree to under Section 8.01(a); or

(d)           by the Company, if:

(i)          prior to receipt of the Company Stockholder Approval, the Board of Directors of the Company shall have made an Adverse Recommendation Change in compliance with the terms of this Agreement, including Section 6.03(d), in order to enter into a definitive, written agreement concerning a Superior Proposal; provided, that (A) concurrently with such termination, the Company shall enter into such definitive, written agreement and (B) the Company shall have paid any amounts due pursuant to Section 11.04(b) prior to, or concurrently with, such termination; or

(ii)         a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Parent or Merger Subsidiary set forth in this Agreement shall have occurred that would cause the condition set forth in Section 9.03(a) not to be satisfied, and such condition is incapable of being satisfied by the End Date or, if curable, is not cured by Parent within 30 days of receipt by Parent of written notice of such breach or failure; provided, that Company shall not have the right to terminate this Agreement pursuant to this Section 10.01(d)(ii) if, at the time of the delivery of such notice, Company is in material breach of its obligations under this Agreement or

(iii)        (A) all of the conditions set forth in Section 9.01 and Section 9.02 (other than those conditions that by their terms are to be satisfied at the Closing) have been satisfied or waived, (B) the Company has delivered to Parent an irrevocable written notice confirming that all of the conditions set forth in Section 9.03 have been satisfied (or that the Company is willing to waive any unsatisfied conditions in Section 9.03) and that it is ready, willing and able to consummate the Closing and (C) Parent and Merger Subsidiary fail to complete the Closing within seven (7) Business Days following the date on which the Closing should have occurred pursuant to Section 2.01(b).

The party desiring to terminate this Agreement pursuant to this Section 10.01 (other than pursuant to Section 10.01(a)) shall give notice of such termination to the other party.

Section 10.02  Effect of Termination.  If this Agreement is terminated pursuant to Section 10.01, this Agreement shall become void and of no effect without liability of any party (or any stockholder, director, officer, employee, agent, consultant or Representative of such party) to the other party hereto; provided that, if such termination shall result from the intentional (i) failure of either party to fulfill a condition to the performance of the obligations of the other party, (ii) failure of either party to perform a covenant set forth in this Agreement or (iii) breach by either party of any representation and warranty set forth in this Agreement, such party shall be fully liable for any and all liabilities and damages incurred or suffered by the other party as a result of such failure.  The provisions of this Section 10.02 and Sections 6.09 11.04, 11.07, 11.08 and 11.09 and the Confidentiality Agreement shall survive any termination hereof pursuant to Section 10.01.

ARTICLE 11
Miscellaneous

Section 11.01  Notices.  All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission and electronic mail (“e-mail”) transmission, so long as a receipt of such e-mail is requested and received) and shall be given, if to Parent or Merger Subsidiary, to:

NICE-Systems Ltd.
13 Zarhin Street
P.O. Box 690
4310602 Ra’anana
Israel
Attention:   Yechiam Cohen
E-mail:          yechiam.cohen@nice.com

with a copy to:

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
Attention:   William H. Aaronson
Facsimile:    (212) 701-5800
E-mail:          william.aaronson@davispolk.com

if to the Company, to:

inContact, Inc.
75 West Towne Ridge Parkway, Tower 1,
Sandy, UT 84070
Attention:   Paul Jarman
E-mail:          paul.jarman@incontact.com

with a copy to:

Pillsbury Winthrop Shaw Pittman LLP
2550 Hanover Street
Palo Alto, CA 94304-1115
Attention:   James J. Masetti
Facsimile:    (650) 233-4545
E-mail:          jim.masetti@pillsburylaw.com

or to such other address, facsimile number or electronic mail address as such party may hereafter specify for the purpose by notice to the other parties hereto.  All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a business day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding business day in the place of receipt.

Section 11.02  Survival of Representations and Warranties.  The representations and warranties contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time.

Section 11.03  Amendments and Waivers.  (a) Any provision of this Agreement may be amended, supplemented or waived prior to the Effective Time, whether before or after receipt of the Company Stockholder Approval, if, but only if, such amendment, supplement or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that after the Company Stockholder Approval has been obtained there shall be no amendment or waiver that would require the further approval of the stockholders of the Company under Delaware Law without such approval having first been obtained. No amendments or modifications in respect of any provisions of which the Debt Financing Parties are made a third-party beneficiary pursuant to Section 11.06 will be made without the prior written consent of the Debt Financing Parties.

(b)          No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 11.04  Termination Fee.  (a) General.  Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

(b)          Termination Fee.

(i)          If this Agreement is terminated by Parent pursuant to Section 10.01(c)(i) (provided that if either Parent or the Company terminates this Agreement pursuant to Section 10.01(b)(iv) at a time when Parent would have been entitled to terminate this Agreement pursuant to Section 10.01(c)(i), this Agreement shall be deemed to have been terminated pursuant to Section 10.01(c)(i) for purposes of this Section 11.04) or by the Company pursuant to Section 10.01(d)(i), then the Company shall pay to Parent in immediately available funds $34,140,000 (the “Termination Fee”), in the case of a termination by Parent, within three Business Days after such termination and, in the case of a termination by the Company, prior to or concurrently with, and as a condition to, such termination.

(ii)         If (A) this Agreement is terminated by Parent or the Company pursuant to Section 10.01(b)(i) or Section 10.01(b)(iv), and (B)(1) with respect to termination under Section 10.01(b)(i), after the date of this Agreement and prior to such termination an Acquisition Proposal shall have been publicly announced and (2) with respect to termination under Section 10.01(b)(iv), after the date of this Agreement and prior to the Company Stockholder Meeting, an Acquisition Proposal shall have been publicly announced to the Company’s stockholders and (C) within 12 months following the date of such termination, the Company shall have entered into a definitive agreement with respect to an Acquisition Proposal or an Acquisition Proposal shall have been consummated (regardless of whether such Acquisition Proposal is the same Acquisition Proposal referred to in clause (B) above) (provided that for purposes of this clause (C), each reference to “25%” in the definition of Acquisition Proposal shall be deemed to be a reference to “50%”), then the Company shall pay to Parent in immediately available funds, concurrently with the occurrence of the applicable event described in clause (C), the Termination Fee.

(c)          Other Costs and Expenses.  The Company acknowledges that the agreements contained in Section 11.04(b) are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Parent and Merger Subsidiary would not enter into this Agreement.  Accordingly, if the Company fails promptly to pay any amount due to Parent pursuant to Section 11.04(b), it shall also pay any reasonable and documented costs and expenses incurred by Parent or Merger Subsidiary in connection with a legal action to enforce this Agreement that results in a judgment against the Company for such amount, together with interest on the amount of any unpaid fee, cost or expense at the publicly announced prime rate of Citibank, N.A. from the date such fee, cost or expense was required to be paid to (but excluding) the payment date.

(d)          Sole Remedy.  If this Agreement is terminated under circumstances in which the Company is obligated to pay the Termination Fee pursuant to Section 11.04(b), then Parent’s right to receive the Termination Fee pursuant to Section 11.04(b) (together with any interest, costs and expenses pursuant to Section 11.04(c)), shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of Parent and Merger Subsidiary against the Company or any Subsidiary of the Company for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement or failure to perform hereunder or other failure of the Merger to be consummated (whether willfully, intentionally, unintentionally or otherwise). If this Agreement is terminated under circumstances in which the Company is obligated to pay the Termination Fee pursuant to Section 11.04(b), then neither the Company nor any of its Subsidiaries shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the transactions contemplated by this Agreement, other than the payment by the Company of the Termination Fee pursuant to Section 11.04(b) (together with any interest, costs and expenses pursuant to Section 11.04(c)), and in no event shall any of Parent, Merger Subsidiary or any other Subsidiary of the Parent seek, or permit to be sought, any monetary damages in connection with this Agreement or any of the transactions contemplated by this Agreement, other than from the Company to the extent provided in Section 11.04(b) and Section 11.04(c).  Notwithstanding anything to the contrary in this Section 11.04(d), this Section 11.04(d) shall not limit Parent’s and Merger Subsidiary’s remedies, or release the Company or any of its Subsidiaries from any liability, for (i) fraud or (ii) any intentional (A) failure of the Company to perform a covenant set forth in this Agreement or (B) breach by the Company of any representation and warranty set forth in this Agreement.  The parties acknowledge and agree that only one Termination Fee shall be payable by the Company as set forth in Section 11.04(b) and in no event shall any such Termination Fee be payable by the Company on more than one occasion.

Section 11.05  Disclosure Schedule and SEC Document References.  (a) The parties hereto agree that any reference in a particular section of the Company Disclosure Schedule shall only be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (i) the representations and warranties (or covenants, as applicable) of the relevant party that are contained in the corresponding Section of this Agreement and (ii) any other representations and warranties of such party that is contained in this Agreement, but only if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations and warranties would be readily apparent to a reasonable person who has read that reference and such representations and warranties, without any independent knowledge on the part of the reader regarding the matter(s) so disclosed.  Notwithstanding anything in this Agreement to the contrary, the parties hereto agree that the inclusion of an item in either disclosure schedule as an exception thereto will not be deemed an admission that such item represents a material exception or material fact, event or circumstance, that such item is required to be disclosed by this Agreement or that such item has had or would reasonably be expected to have a Material Adverse Effect on the Company.

(b)          The parties hereto agree that any information contained in any part of any Company SEC Document or Parent SEC Document shall only be deemed to be an exception to (or a disclosure for purposes of) the applicable party’s representations and warranties if the relevance of that information as an exception to (or a disclosure for purposes of) such representations and warranties would be reasonably apparent to a person who has read that information concurrently with such representations and warranties, without any independent knowledge on the part of the reader regarding the matter(s) so disclosed; provided that in no event shall any information contained in any part of any Company SEC Document or Parent SEC Document entitled “Risk Factors” or containing a description or explanation of “Forward-Looking Statements” or any other information that is similarly predictive, cautionary or forward-looking in nature be deemed to be an exception to (or a disclosure for purposes of) any representations and warranties of any party contained in this Agreement; and provided further that in no event shall any information contained in any part of any Company SEC Document be deemed to be an exception to (or a disclosure for purposes of) any representations and warranties of the Company contained in Sections 4.01, 4.02, 4.03, 4.05, 4.23, 4.24 and 4.25.

Section 11.06  Binding Effect; Benefit; Assignment.  (a) The provisions of this Agreement shall be binding upon and, except as provided in Section 7.02 and this Section 11.06, shall inure to the benefit of the parties hereto and their respective successors and assigns.  Except as provided in Section 7.02 and this Section 11.06, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns.  Notwithstanding anything to the contrary in this Agreement, the Debt Financing Parties are third party beneficiaries of Sections 11.03, 11.07, 11.08, 11.09 and 11.14.

(b)          No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the written consent of each other party hereto, except that Parent or Merger Subsidiary may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, (i) by written notice to the Company, to a wholly-owned direct or indirect Subsidiary of Parent, in which event all references herein to Parent or Merger Subsidiary, as applicable, shall be deemed references to such other Subsidiary; provided that any such assignment shall not materially impede or delay the consummation of the Merger and the other transactions contemplated by this Agreement or otherwise materially impair the rights of the Company under this Agreement or relieve Parent of any of its obligations under this Agreement and (ii) after the Effective Time, to any Person; provided that such transfer or assignment shall not relieve Parent or Merger Subsidiary of its obligations hereunder or enlarge, alter or change any obligation of any other party hereto or due to Parent or Merger Subsidiary.

Section 11.07  Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of  Delaware, without regard to the conflicts of law rules of such state.

Section 11.08  Jurisdiction.  The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby (whether brought by any party or any of its Affiliates or against any party or any of its Affiliates) shall be brought in the Delaware Chancery Court or, if such court shall not have jurisdiction, any federal court located in the State of Delaware or other Delaware state court, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.  Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court.  Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 11.01 shall be deemed effective service of process on such party.

Section 11.09  WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING THE DEBT FINANCING).

Section 11.10  Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto.  Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).  This Agreement may be executed by facsimile or .pdf signature and a facsimile or .pdf signature shall constitute an original for all purposes.

Section 11.11  Entire Agreement.  This Agreement and the Confidentiality Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

Section 11.12  Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 11.13  Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any federal court located in the State of Delaware or any Delaware state court, in addition to any other remedy to which they are entitled at law or in equity.

Section 11.14  Debt Financing Parties.  None of the Debt Financing Parties will have any liability to the Company, its Affiliates or their respective Representatives relating to or arising out of this Agreement, the Debt Financing or otherwise, whether at law or equity, in contract, in tort or otherwise, and none of the Company, its Affiliates or their respective Representatives will have any rights or claims against any of the Debt Financing Parties hereunder or under the Debt Financing.  In no event shall the Company, its Affiliates or their respective Representatives be entitled to seek the remedy of specific performance of this Agreement against the Debt Financing Parties

[The remainder of this page has been intentionally left blank; the next page is the signature page.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the cover page of this Agreement.

INCONTACT, INC.

By:
	Name:	Paul Jarman
	Title:	Chief Executive Officer

NICE-SYSTEMS LTD.

By:
	Name:	Barak Eilam
	Title:	Chief Executive Officer

VICTORY MERGER SUB INC.

By:
	Name:	Barak Eilam
	Title:	President

[Signature Page to Merger Agreement]